Exhibit 99.1

EMERA INCORPORATED

Notice of Annual Meeting of

Common Shareholders

Thursday, June 7, 2012

and

Management Information Circular

DEAR SHAREHOLDERS,

We invite you to attend the annual meeting of the common Shareholders of Emera Incorporated, which will be held at the Company’s head office, 1223 Lower Water Street, Halifax, Nova Scotia, B3J 3S8, on Thursday, June 7, 2012 at 2:00 p.m. (Halifax time). We and our colleagues on the Board of Directors and the executive team look forward to meeting you, presenting our views on our 2011 financial results, and outlining our plans for the future.

Please take the time to read this document. This management information circular contains important information about the annual meeting, the business to be conducted, the nominated Directors, our corporate governance practices, our 2011 financial results, and how we compensate our executive officers and Directors. If you cannot attend the annual meeting, please use the enclosed proxy or voting instruction form to submit your vote prior to the meeting. It is important that your shares be represented in the voting.

We will provide live coverage of the annual meeting from the Investor Relations section of our website at www.emera.com. A recording of the meeting will be available on that site for several weeks.

We hope you can join us.

Sincerely,

John T. McLennan	Christopher G. Huskilson
Chairman of the Board	President and Chief Executive Officer

WHAT’S INSIDE

Notice of Annual Meeting	1
Management Information Circular	2
Business of the Meeting	4
Director Nominees	4
A Letter from the Management Resources and Compensation Committee to our Shareholders	18
Statement of Executive Compensation for 2011	20
Performance Graph	36
Summary Compensation Table	37
Termination and Change of Control Benefits	43
Statement of Corporate Governance Practices	48
Board of Directors Charter	59

NOTICE OF ANNUAL MEETING

The annual meeting of the common Shareholders of Emera Incorporated will be held at the Company’s head office:

1223 Lower Water Street, Halifax, Nova Scotia, B3J 3S8, on Thursday, June 7, 2012 at 2:00 p.m. (Halifax time) for the purposes of:

1.	Electing Directors to serve until the next annual meeting of Shareholders;

2.	Appointing Auditors;

3.	Authorizing the Directors to establish the Auditors’ fee; and

4.	Transacting such other business as may properly come before the Meeting.

Common Shareholders of record as of the close of business on Friday, April 20, 2012 are entitled to vote at and participate in the business of the meeting.

By Order of the Board of Directors,

STEPHEN D. AFTANAS
Corporate Secretary
Halifax, Nova Scotia, Canada
February 10, 2012

As a Shareholder, it is important that you vote. Common Shareholders are encouraged to return their proxy or voting instruction form as soon as possible. A postage-paid, pre-addressed envelope is provided. As an alternative, Shareholders may choose to vote by telephone or the Internet as provided for on the proxy or voting instruction form. Proxies must be received prior to the close of business on Wednesday, June 6, 2012.

Should you have any questions or comments, you may contact Emera Incorporated by writing to the Corporate Secretary, Emera Incorporated, 1223 Lower Water Street, Halifax, Nova Scotia, B3J 3S8, or by calling 1-800-358-1995 from anywhere in North America or 428-6060 within the Halifax-Dartmouth area.

MANAGEMENT

INFORMATION CIRCULAR

Information as of April 16, 2012 (unless otherwise noted)

SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the Board of Directors and management of Emera Incorporated (the “Company” or “Emera”) for use at the annual meeting (the “Meeting”) of common Shareholders (the “Shareholders”) of the Company to be held on Thursday, June 7, 2012 as set forth in the Notice of Annual Meeting (the “Notice”).

Enclosed with this Circular is a proxy or voting instruction form. The solicitation of proxies will be primarily by mail although proxies may also be solicited by telephone, facsimile, in writing, or in person, by Directors, Officers, or other employees or agents of the Company.

The Company wishes to have as many Shareholders vote as possible and has retained Phoenix Advisory Partners as proxy solicitation agent to assist with the solicitation of votes from Shareholders. The proxy solicitation agent will monitor the number of Shareholders voting and will contact Shareholders in order to ensure that a maximum vote is achieved. The cost of this solicitation will be borne by the Company and is not expected to exceed $60,000.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed proxy are John T. McLennan, Chair of the Board, and Christopher G. Huskilson, President and Chief Executive Officer, both of whom are Directors of the Company, and Stephen D. Aftanas who is Corporate Secretary of the Company.

In order for a vote by proxy or voting instruction form to be counted, it should be received prior to the close of business on Wednesday, June 6, 2012. For Canadian residents, a postage-paid, pre-addressed envelope is provided for this purpose. In order for your vote to be counted, you may vote by proxy or voting instruction form via mail, the Internet or telephone. If you are a registered Shareholder or a Non-Objecting Beneficial Owner, you may also attend the Meeting in person and submit your completed proxy or attend the Meeting in person and vote by ballot.

Completion of a proxy gives discretionary authority to the proxyholder in respect of amendments to matters identified in the Notice and other matters that may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of the Company knows of no such amendments or other matters to be presented for action at the Meeting.

If you appoint Mr. McLennan, Mr. Huskilson, or Mr. Aftanas as your proxyholder, they will vote, or withhold from voting, in accordance with your directions. If you do not specify how you want your shares voted, they will vote “For” the:

•	election of Directors named in this Circular;

•	appointment of Ernst & Young LLP as Auditors; and

•	authorization of the Directors to establish the Auditors’ fee.

They will vote in accordance with their best judgement if any other matters are properly brought before the Meeting.

You may appoint any other person (who need not be a Shareholder) to represent you at the Meeting by inserting that person’s name in the space provided on the accompanying proxy. That person is your proxyholder and must attend and vote at the Meeting in order for your vote to count.

You may revoke your proxy by giving written notification addressed to Stephen D. Aftanas, Corporate Secretary, 1223 Lower Water Street, Halifax, Nova Scotia, B3J 3S8, not later than the last business day preceding the day of the Meeting or any postponement or adjournment thereof or with the Chair of the Meeting on the day of the Meeting or any postponement or adjournment thereof or in any other manner permitted by law. If a proxy is revoked and not replaced by the close of business on Wednesday, June 6, 2012, the shares represented by such revoked proxy will not be counted and can only be voted in person by you at the Meeting.

2    EMERA INC.

MANAGEMENT INFORMATION CIRCULAR

RECORD DATE AND VOTING OF SHARES

The date for determining which Shareholders are entitled to receive the Notice is Friday, April 20, 2012. This is called the “Record Date”. Only Shareholders of record at the close of business on the Record Date will be entitled to vote. Each common share owned as of the Record Date entitles the holder to one vote.

To the knowledge of the Directors and Officers, as of the date of this Circular, no person owned or exercised control over more than 10 per cent of the outstanding common shares of the Company and the only outstanding voting shares were 123,535,851 common shares.

BENEFICIAL (OR NON-REGISTERED) OWNERS

If you have shares registered in your own name, you are a registered Shareholder. If you do not hold shares in your own name, you are a beneficial or non-registered owner. If your shares are listed in an account statement provided to you by a broker, then it is likely that those shares will not be registered in your name, but under the broker’s name or under the name of an agent of the broker such as CDS Clearing and Depository Services Inc. or its nominee, the nominee for many Canadian brokerage firms.

There are two kinds of beneficial owners: (i) Objecting Beneficial Owners – those who object to their name being made known to the issuers of shares which they own and (ii) Non-Objecting Beneficial Owners – those who do not object to their name being made known to the issuers of the shares which they own. Non-Objecting Beneficial Owners will receive a voting instruction form (“VIF”) from Emera’s registrar and transfer agent, Computershare Trust Company of Canada (“Computershare”). This is to be completed and returned to Computershare in the envelope provided. In addition, Computershare provides both telephone voting and Internet voting as described on the VIF.

Securities regulation requires brokers or agents to seek voting instructions from Objecting Beneficial Owners in advance of the Meeting. Objecting Beneficial Owners should be aware that brokers or agents can only vote shares if instructed to do so by the Objecting Beneficial Owner. Your broker or agent (or their agent Broadridge) will have provided you with a VIF or form of proxy for purposes of obtaining your voting instructions. Every broker has its own mailing procedures and provides instructions for voting. You must follow those instructions carefully to ensure your shares are voted at the Meeting.

If you are an Objecting Beneficial Owner receiving a voting instruction form or proxy from a broker or agent, you cannot use that proxy to vote in person at the Meeting. To vote your shares at the Meeting, the voting instruction form or proxy must be returned to the broker well in advance of the Meeting. If you wish to attend and vote your shares in person at the Meeting, follow the instructions for doing so provided by your broker or agent.

SHAREHOLDER PROXY MATERIALS

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

RESTRICTIONS ON SHARE OWNERSHIP AND VOTING

Under Nova Scotia legislation, no Emera Shareholder may own or control, directly or indirectly, more than 15 per cent of the outstanding voting shares. Shareholders who are not residents of Canada may not hold, in total, more than 25 per cent of outstanding voting shares.

These restrictions may be enforced by limiting non-complying Shareholders’ voting rights, dividend rights and transfer rights. Shareholders may be required, at any time, to furnish a statutory declaration to verify the number of shares held and/or residency in order to ensure compliance with these restrictions.

If you have any questions about share ownership and voting restrictions, please contact the Corporate Secretary using the contact information contained in the Notice of Annual Meeting above.

EMERA INC.    3

BUSINESS OF THE MEETING

1.	Election of the Board of Directors: The 10 nominees proposed for election as Directors at the 2012 Meeting are identified under the section of this Circular entitled “Director Nominees”. For more information about the nomination of Directors, see the section entitled “Nomination of Directors” in the Statement of Corporate Governance Practices later in this Circular.

All nominees are currently Directors of the Company and have served as Directors from the dates set out in their biographies under the section entitled “Director Nominees” below. Each nominee has indicated his or her willingness to serve as a Director. Each Director elected at the Meeting will hold office until the next Annual Meeting of Shareholders.

Mr. McLennan, Mr. Huskilson and Mr. Aftanas intend to vote “For” the 10 nominees unless instructed otherwise by Shareholders in their proxy.

Majority Voting Policy for Directors

In February 2008, the Board of Directors adopted a Majority Voting Policy for Directors. For more information about this Policy, see the section entitled “Majority Voting for Election of Directors” in the Statement of Corporate Governance Practices later in this Circular.

2.	Appointment of Auditors: The Audit Committee has reviewed the performance of Ernst & Young, LLP, including its independence, relating to the audit and recommends the re-appointment of Ernst & Young LLP as Auditors. Mr. McLennan, Mr. Huskilson and Mr. Aftanas intend to vote “For” the re-appointment of Ernst & Young, LLP as Auditors of the Company to hold office until the close of the next Annual Meeting of Shareholders, unless a Shareholder specifies their shares be withheld from voting.

Ernst & Young, LLP have been Auditors of the Company since 1998 and its predecessor company since 1991.

3.	Auditors’ Fee: The Company is incorporated under the Nova Scotia Companies Act. Shareholder approval of the authorization of Directors to establish the Auditors’ fee is required pursuant to the Act. The fees paid to Ernst & Young, LLP for services provided to the Company and certain subsidiaries for 2011 were as follows:

Audit Fees	$931,750
Audit-Related Fees	628,405	(1)
Tax Fees	389,151

	$1,949,306

(1)	These fees are for services in respect of the Company’s conversion to USGAAP ($484,665), assisting the Company with prospectus filing ($53,940), accounting and advisory services ($85,600), and provision of consent for the use of Auditors’ report ($4,200).

Mr. McLennan, Mr. Huskilson and Mr. Aftanas intend to vote “For” the authorization of Directors to establish the Auditors’ fee for 2012, unless a Shareholder specifies their shares be voted “Against” such matter.

Director Nominees

The following pages set out the names of the nominees proposed for election as Directors of Emera, together with brief biographical information about them, including age, municipality and country of residence, year first elected or appointed as a Director if applicable, principal occupation, education, skills and experience. The information about each Director nominee includes Committee memberships and meeting attendance. The membership of each Director nominee on other public company boards in the last five years is also described. There is information about the securities of Emera held by each nominee for the past three years, as well as a statement about their status under the Company’s share ownership guidelines for Directors.

The information below identifies the proposed nominees’ share and/or deferred share unit (“DSU”) ownership as of December 31, 2009, December 31, 2010 and December 31, 2011. The estimated value of their equity and DSU holdings is based on the following:

•	For 2011, the closing price of Emera’s common shares on December 31, 2011 of $33.04;

•	For 2010, the closing price of Emera’s common shares on December 31, 2010 of $31.35;

•	For 2009, the closing price of Emera’s common shares on December 31, 2009 of $25.07.

4    EMERA INC.

MANAGEMENT INFORMATION CIRCULAR

All Director nominees are required to meet share ownership guidelines, and the information below discusses each Director’s status under those guidelines. For further information on the non-employee Director share ownership guidelines, see “Director Share Ownership Guidelines” in the Statement of Corporate Governance Practices later in this Circular. For further information on the share ownership guidelines for Mr. Huskilson, see the heading “Executive Share Ownership Requirements” in the Statement of Executive Compensation.

All Director nominees, except for Mr. Huskilson, are considered by the Board to be independent. For more information about Director independence, see the section entitled “Director Independence” in the Statement of Corporate Governance Practices later in the Circular.

Skills and Experience

The checked boxes in the matrix below indicate the skills and experience on the part of the 10 Director nominees in eight categories important to the Company’s business.

	Robert S. Briggs	Sylvia D. Chrominska	Allan L. Edgeworth	James D. Eisenhauer	Christopher G. Huskilson	John T. McLennan	Donald A. Pether	Andrea S. Rosen	Richard P. Sergel	M. Jacqueline Sheppard
CEO/Senior Executive
CEO or Senior Officer experience with large organization	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Governance/Other Directorships
Director of public company and/or significant governance role		✓	✓	✓	✓	✓	✓	✓	✓	✓
Customer/Stakeholder
Experience in managing stakeholders or represents customer group	✓	✓	✓	✓	✓	✓	✓		✓	✓
Energy Sector
Senior executive experience in the energy sector	✓		✓		✓				✓	✓
M&A/Growth Strategy
Senior executive experience with mergers, acquisitions and/or business growth strategy		✓	✓		✓	✓	✓	✓	✓	✓
Compensation and Human Resources
Understanding and experience with human resources issues and compensation policies	✓	✓	✓		✓	✓	✓		✓	✓
Financial
Senior financial executive experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Legal and Regulatory
Legal or regulatory experience	✓	✓	✓		✓	✓	✓		✓	✓

EMERA INC.    5

Robert S. Briggs

Age: 68

Carrabassett Valley,

Maine, U.S.A.

Director Since: 2001

Independent

Skills and Experience

•    CEO/Senior Executive

•    Energy Sector

•    Financial

•    Customer/Stakeholder

•    Compensation and Human Resources

•    Legal and Regulatory

Mr. Briggs has been a Director of the Company since October 2001 and has been a member of the Audit Committee since April 2002. Mr. Briggs is also a Director of the Company’s subsidiary, Emera Newfoundland & Labrador Holdings Inc.

Mr. Briggs was the President and Chief Executive Officer of Bangor Hydro Electric Company (Bangor Hydro) from January 1991 to October 2001 and was a Director of Bangor Hydro from 1985 to October 2001. From October 2001 to October 2006, Mr. Briggs was a Director of Nova Scotia Power Inc.

Mr. Briggs graduated from the University of New Hampshire with a BA and from the University of Maine School of Law with a Juris Doctor.

Mr. Briggs has extensive experience in the electric utility industry, particularly in the State of Maine. His more than 20-year career in the regulated electric utility business, including with Bangor Hydro Electric Company, provided him with valuable experience in the regulated electric utility sector and senior executive experience.

Board/Committee Membership		Attendance	Total %	Public Company Board Membership During Last Five Years
• Board Member		6 of 6	100%	• None
• Audit Committee Member		4 of 4	100%
Securities Held
Year	Common Shares	DSUs	Value of Shares and DSUs	Status under Share Ownership Guidelines
2011	5,250	1,866	$235,112	Mr. Briggs owns shares and
2010	5,250	1,013	$196,345	DSUs valued at 105% of the
2009	5,250	Nil	$131,617	requirement under the
				Guidelines; therefore, the Share Ownership Guidelines are met.

Sylvia D. Chrominska

Age: 60

Toronto, Ontario

Director Since: 2010

Independent

Skills and Experience

•    CEO/Senior Executive

•    Compensation and Human Resources

•    Legal and Regulatory

•    Governance/Other Directorships

•    Customer/Stakeholder

•    Financial

•    M&A/Growth Strategy

Ms. Chrominska has been a Director since September 2010 and has been a member of the Management Resources and Compensation Committee since November 2010.

Ms. Chrominska is the Group Head of Global Human Resources and Communications for The Bank of Nova Scotia, where she has global responsibility for human resources, corporate communications, government relations, public policy and corporate social responsibility of the Scotiabank Group.

Ms. Chrominska graduated from the University of Western Ontario with an Honours Degree in Business Administration. She also serves on the Dean’s Advisory Board at the Richard Ivey School of Business.

Ms. Chrominska’s 30-year career in the banking sector has provided her with valuable skills and knowledge in financial and credit matters. In particular, the experience she has gained through her senior executive leadership role – with responsibilities encompassing human resources, corporate communications, media and government relations and corporate strategy for a complex, global business organization – is a distinct asset.

Board/Committee Membership		Attendance	Total %	Public Company Board Membership During Last Five Years
• Board Member		6 of 6	100%	• ArcelorMittal Dofasco
• Management Resources and Compensation Committee Member		6 of 6	100%	Inc. (2000 to 2007)
Securities Held
Year	Common Shares	DSUs	Value of Shares and DSUs	Status under Share Ownership Guidelines
2011	1,770	3,266	$166,389	Ms. Chrominska owns shares and DSUs valued at 74% of the requirement under the Guidelines. She has until September 2016 to meet the Share Ownership Guidelines.
2010	1,020	853	$58,719
2009	N/A	N/A

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MANAGEMENT INFORMATION CIRCULAR

Allan L. Edgeworth

Age: 61

Calgary, Alberta

Director Since: 2005

Independent

Skills and Experience

•       CEO/Senior Executive

•       Customer/Stakeholder

•       M&A/Growth Strategy

•       Financial

•       Governance/Other Directorships

•       Energy Sector

•       Compensation and Human Resources

•       Legal and Regulatory

Mr. Edgeworth has been a Director of the Company since November 2005. He has been a member of the Management Resources and Compensation Committee since February 2006 and has been Committee Chair since May 2010.

Mr. Edgeworth has been a member of the Audit Committee since April 2008 and, since September 2010, has been a member of the Technology and Development Committee.(1) He was a member of the Nominating and Corporate Governance Committee from May 2007 to April 2008. From November 2005 to October 2006, Mr. Edgeworth was a Director of Nova Scotia Power Inc.

Mr. Edgeworth is President of ALE Energy Inc. and is the former President and Chief Executive Officer of Alliance Pipeline. He is a Director of AltaGas Ltd. and Pembina Pipeline Corporation, and until March 31, 2012, was a Commission Member and Director of the Alberta Securities Commission.

Mr. Edgeworth holds a Bachelor of Applied Science from the University of British Columbia in Geological Engineering and is a graduate of the Queen’s Executive Program. He has also served on the boards of the Interstate National Gas Association of America, the Canadian Gas Association and is a past Chair of the Canadian Energy Pipeline Association.

Mr. Edgeworth’s years of experience in the gas pipeline business brings an important industry perspective to Emera’s Board. His role as chief executive officer and as a director of energy sector companies has provided him with valuable business acumen.

Board/Committee Membership		Attendance	Total %	Public Company Board Membership During Last Five Years
• Board Member		6 of 6	100%	• AltaGas Ltd. (previously AltaGas Income Trust) (March 2005 to present) • Pembina Pipeline Corporation (July 2006 to present)
• Audit Committee Member		4 of 4	100%
• Management, Resources and Compensation Committee Chair		6 of 6	100%
• Technology and Development Committee Member		4 of 5	80%

Securities Held

Year	Common Shares	DSUs	Value of Shares and DSUs	Status under Share Ownership Guidelines
2011	1,000	21,222	$734,215	Mr. Edgeworth owns shares and DSUs valued at 326% of the requirement under the Guidelines; therefore, the Share Ownership Guidelines are met.
2010	1,000	18,054	$597,343
2009	1,000	14,063	$377,629

(1) The Technology and Development Committee was dissolved in February 2012.

EMERA INC.    7

James D. Eisenhauer, F.C.A.

Age: 60

Lunenburg, Nova Scotia

Director Since: 2011

Independent

Skills and Experience

•       CEO/Senior Executive

•       Customer/Stakeholder

•       Governance/Other Directorships

•       Financial

Mr. Eisenhauer has been a Director of the Company since May 2011. He is Chairman of the Board of Directors of Emera’s subsidiary, Nova Scotia Power Inc., having been on its Board since 2008. He is President and Chief Executive Officer of ABCO Group Limited, which has holdings in manufacturing and distribution activities. He is a Professional Engineer and a Fellow of the Institute of Chartered Accountants of Nova Scotia. Mr. Eisenhauer has been a member of the Board of Nova Scotia Business Inc. since 2005, and Chair since November 2010. He is also a member of the Board of Composites Atlantic Limited since 1993 (and its predecessor Cellpack Aerospace since 1987) and is also on the Board of Atlantic Industries Limited and chairs its Audit Committee.

Mr. Eisenhauer holds a Bachelor of Science from Dalhousie University and Bachelor of Engineering (with distinction) from the Technical University of Nova Scotia.

Mr. Eisenhauer’s professional knowledge and experience combined with his executive leadership in manufacturing and distribution businesses are an asset. His leadership role in the Nova Scotia business community provides him with valuable stakeholder and governance skills and experience.

Board/Committee Membership(1)		Attendance(2)	Total %	Public Company Board Membership During Last Five Years
• Board Member		3 of 4	75%	• Nova Scotia Power Inc. (September 2008 to present)
Securities Held
Year	Common Shares	DSUs	Value of Shares and DSUs	Status under Share Ownership Guidelines
2011	Nil	9,942	$328,483	Mr. Eisenhauer owns DSUs valued at 146% of the requirement under the Guidelines; therefore, the Share Ownership Guidelines are met.
2010	Nil	5,175	$162,236
2009	Nil	1,628	$40,818

(1)    As Chairman of Emera’s principal subsidiary, Nova Scotia Power Inc., Mr. Eisenhauer is not expected to serve on any Committees of the Emera Board of Directors because of the time commitment involved in serving as NSPI Board Chairman.

(2)    Mr. Eisenhauer was elected to the Board of Directors at Emera’s Annual Shareholders Meeting on May 4, 2011, and, therefore, was eligible to participate in only four Board meetings.

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MANAGEMENT INFORMATION CIRCULAR

Christopher G. Huskilson

Age: 54

Wellington, Nova Scotia

Director Since: 2004

Not Independent

Skills and Experience

•    CEO/Senior Executive

•    Customer/Stakeholder

•    M&A/Growth Strategy

•    Financial

•    Governance/Other Directorships

•    Energy Sector

•    Compensation and Human Resources

•    Legal and Regulatory

Mr. Huskilson has been a Director and the President and Chief Executive Officer of Emera since November 2004. He was Chair of the Technology and Development Committee until its dissolution in February 2012. He is also Chair of Bangor Hydro Electric Company, a Director of Nova Scotia Power Inc. and serves as the Chair or as a Director of a number of other Emera affiliated companies. Mr. Huskilson has held a number of positions within Nova Scotia Power Inc. and its predecessor, Nova Scotia Power Corporation, since June 1980.

Mr. Huskilson holds a Bachelor of Science in Engineering and a Master of Science in Engineering from the University of New Brunswick.

Mr. Huskilson’s decades of knowledge and experience in various roles with Emera’s principal regulated electric utility subsidiary, Nova Scotia Power, allow him to provide leadership within Emera, and in the broader electricity industry, regionally, nationally and internationally.

Board/Committee Membership (1)		Attendance	Total %	Public Company Board Membership During Last Five Years
• Board Member		6 of 6	100%

•    Light & Power Holdings Limited (June 2010 to present)

•    Nova Scotia Power Inc. (November 2004 to present)

•    ICD Utilities Limited (September 2008 to present)

•    Algonquin Power and Utilities Corp. (July 2009 to present)

•    Saint Lucia Electricity Services Limited (January 2007 to February 2011)

• Technology and Development Committee Chair		5 of 5	100%

Securities Held
Year	Common Shares	DSUs	Value of Shares and DSUs	Status under Share Ownership Guidelines
2011	10,146	178,166	$6,221,828	Mr. Huskilson is subject to the Executive Share Ownership Requirements which require that he own shares and/or DSUs valued at four times his salary. He exceeds this requirement.
2010	10,332	170,825	$5,679,272
2009	10,129	163,391	$4,350,146
		(vested and unvested)

(1)    Mr. Huskilson is not a member of any Committee, (except the Technology and Development Committee, which he chaired). However, as President and Chief Executive Officer, he attends Committee meetings in a non-voting capacity. He did not participate in any portion of Board and/or Committee meetings that dealt with his role or performance.

EMERA INC.    9

John T. McLennan

Age; 67

Mahone Bay, Nova Scotia

Director Since: 2005

Independent

Skills and Experience

•    CEO/Senior Executive

•    Customer/Stakeholder

•    Compensation and Human Resources

•    Legal and Regulatory

•    Governance/Other Directorships

•    M&A/Growth Strategy

•    Financial

Mr. McLennan has been a Director of the Company since April 2005, and has been Chair of the Board of the Company since May 2009. He has been a Director of Nova Scotia Power Inc. since April 2005 and was the Chair of the Board of Nova Scotia Power Inc. from May 2006 to May 2009. Mr. McLennan was a member of the Management Resources and Compensation Committee and the Nominating and Corporate Governance Committee from April 2005 to May 2009 when he became Chair of the Board.

Mr. McLennan is the former Vice-Chair and Chief Executive Officer of Allstream Inc. (formerly AT&T Canada). He served as President and Chief Executive Officer of Bell Canada and Bell Mobility from 1990 to 1997, and is the former Chief Executive Officer of Cantel Inc. He currently sits on the Boards of Chorus Aviation Inc. and Amdocs Ltd.

Mr. McLennan holds a Bachelor of Science, Master of Science and Honorary Doctorate of Science degrees from Clarkson University in New York. He was Chancellor of Cape Breton University from 1996 to 2006 and received an Honorary Doctorate from Cape Breton University.

Mr. McLennan’s extensive chief executive officer experience with complex organizations across a variety of industries provides him with valuable strategic insight and leadership capabilities. Through his membership on several public company boards he has gained extensive governance skills and business acumen.

Board/Committee Membership (1)		Attendance	Total %	Public Company Board Membership During Last Five Years
• Board Chair		6 of 6	100%	• Nova Scotia Power Inc. (April 2005 to present)
• Audit Committee		4 of 4	100%	• Amdocs Limited (November 1999 to present)
• Management, Resources and Compensation Committee		6 of 6	100%	• Chorus Aviation Inc. (and its predecessor Jazz Air Income Fund and affiliate, Jazz Air Holding G.P. Inc.) (January 2006 to present)
• Nominating and Corporate Governance Committee		4 of 4	100%	• Ace Aviation Holdings Inc. (September 2004 to June 2008) • Aeroplan Income Fund (June 2005 to January 2008)
				• Air Canada (November 2006 to January 2008)
• Technology and Development Committee		4 of 5	80%	• Medisys Health Group (2002 to 2008)
				• Manitoba Telecom Services Inc. (June 2004 to May 2007)
Securities Held
Year	Common Shares	DSUs	Value of Shares and DSUs	Status under Share Ownership Guidelines
2011	5,000	39,224	$1,461,161	Mr. McLennan owns shares and DSUs valued at 649% of the requirement under the Guidelines; therefore, the Share Ownership Guidelines are met.
2010	5,000	30,800	$1,122,330
2009	5,000	22,643	$693,010

(1)    As Chair of the Board, Mr. McLennan is not a member of any of Emera’s Committees; however, he attends Committee meetings in a non-voting capacity. His attendance at meetings of these Committees is noted above.

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MANAGEMENT INFORMATION CIRCULAR

Donald A. Pether

Age: 64

Dundas, Ontario

Director Since: 2008

Independent

Skills and Experience

•    CEO/Senior Executive

•    Customer/Stakeholder

•    Compensation and Human Resources

•    Legal and Regulatory

•    Governance/Other Directorships

•    M&A/Growth Strategy

•    Financial

Mr. Pether has been a Director of the Company since November 2008. He has been a member of the Management Resources and Compensation Committee and the Nominating and Corporate Governance Committee since May 2009. He was appointed Nominating and Corporate Governance Chair in April 2012.

Mr. Pether is the former Chair of the Board and Chief Executive Officer of ArcelorMittal Dofasco Inc., a Canadian steel producer. He is on the Board of, and past-Chair of, the Board of Governors for McMaster University; on the Council of Governors for the Art Gallery of Hamilton; and a Director of Primary Energy Recycling Corp. and Samuel, Son & Co. Ltd.

Mr. Pether has a Bachelor of Science in Metallurgical Engineering from the University of Alberta and a Doctor of Laws (Hon) from McMaster University.

Mr. Pether’s experience as a chief executive officer of a steel producer, which owned assets in the mining and automotive parts industry, and with employees in the U.S., Mexico and Canada, provided him with valuable business and stakeholder skills. His experience throughout his career with employee and labour relations, as well as with innovative manufacturing and maintenance processes, are an asset to the Board.

Board/Committee Membership		Attendance	Total %	Public Company Board Membership During Last Five Years
• Board Member		6 of 6	100%	• Primary Energy Recycling Corporation (April 2010 to present)
• Management, Resources and Compensation Committee Member		5 of 6	83%	• Samuel Manu-Tech Inc. (October 2007 to September 2010) • Fording Canadian Coal Trust (March 2007 to October 2008)
• Nominating and Corporate Governance Committee Chair		4 of 4	100%	• ArcelorMittal Dofasco Inc. (May 2003 to April 2007)
Securities Held
Year	Common Shares	DSUs	Value of Shares and DSUs	Status under Share Ownership Guidelines
2011	Nil	9,315	$307,767	Mr. Pether owns DSUs valued at 137% of the requirement under the Guidelines; therefore the Share Ownership Guidelines are met.
2010	Nil	6,032	$189,103
2009	Nil	1,939	$48,610

EMERA INC.    11

Andrea S. Rosen Age: 57 Toronto, Ontario Director Since: 2007 Independent Skills and Experience • CEO/Senior Executive • Financial • Governance/Other Directorships • M&A/Growth Strategy

Ms. Rosen has been a Director of the Company since January 2007 and has been a member of Emera’s Audit Committee since May 2007. She was appointed Audit Committee Chair in April 2008.

Ms. Rosen was Vice-Chair, TD Bank Financial Group and President, TD Canada Trust from 2002 to 2005.

Prior to this, she was Executive Vice President of TD Commercial Banking and Vice Chair of TD Securities. Before joining TD Bank, she was Vice President of Varity Corporation from 1991 to 1994, and she worked at Wood Gundy Inc. (later CIBC Wood Gundy) in a variety of roles from 1981 to 1990, eventually becoming Vice President and Director.

Ms. Rosen is also a Director of Alberta Investment Management Corporation, Hiscox Ltd. and Manulife Financial Corporation.

Ms. Rosen received her Bachelor of Laws degree from Osgoode Hall Law School and a Masters of Business Administration from the Schulich School of Business at York University. She received a Bachelor of Arts degree from Yale University. Ms. Rosen has over 20 years of experience in corporate finance and substantial executive experience. Her career in the investment and commercial banking industry has given her extensive financial and investment knowledge and experience.

	Board/Committee Membership		Attendance	Total %	Public Company Board Membership During Last Five Years
	• Board Member		6 of 6	100%	• Hiscox Ltd. (October 2006 to present)
	• Audit Committee Chair		4 of 4	100%	• Manulife Financial Corporation (August 2011 to present)
	Securities Held
	Year	Common Shares	DSUs	Value of Shares and DSUs	Status under Share Ownership Guidelines
	2011	Nil	17,969	$593,695	Ms. Rosen owns shares and DSUs valued at 264% of the requirement under the Guidelines; therefore, the Share Ownership Guidelines are met.
	2010	Nil	14,167	$444,136
	2009	Nil	9,628	$241,373

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MANAGEMENT INFORMATION CIRCULAR

Richard P. Sergel

Age: 62

Wellesley, Massachusetts

Director Since: 2010

Independent

Skills and Experience

•    CEO/Senior Executive

•    Customer/Stakeholder

•    M&A/Growth Strategy

•    Financial

•    Governance/Other Directorships

•    Energy Sector

•    Compensation and Human Resources

•    Legal and Regulatory

Mr. Sergel has been a Director since September 2010. He was appointed a member of the Audit Committee, the Nominating and Corporate Governance Committee, and the Technology and Development Committee in November 2010.(1)

Mr. Sergel is the former President and Chief Executive Officer of the North American Electric Reliability Corporation (NERC). He served as President and Chief Executive Officer of National Grid USA from 2000 to 2004. Prior to that, he was President and Chief Executive Officer of the New England Electric System, where he held positions of increasing responsibility since 1979.

Mr. Sergel is presently a director of State Street Corporation. He also served on the boards of the Edison Electric Institute, the Consortium for Energy Efficiency, and the United Way of the Merrimac Valley.

Mr. Sergel holds a Bachelor of Science in Mathematics from Florida State University, a Master of Science in Applied Mathematics from North Carolina State University, and a Master of Business Administration from the University of Miami.

Mr. Sergel’s extensive career in the electricity sector in the United States has provided him with valuable industry and business skills and experience. His regulatory background is a distinct asset.

Board/Committee Membership		Attendance	Total %	Public Company Board Membership During Last Five Years
• Board Member		6 of 6	100%	• State Street Corporation (February 2001 to present)
• Audit Committee Member		4 of 4	100%
• Nominating and Corporate Governance Committee Member		4 of 4	100%
• Technology and Development Committee Member		5 of 5	100%
Securities Held
Year	Common Shares	DSUs	Value of Shares and DSUs	Status under Share Ownership Guidelines
2011	2,000	1,092	$102,159	Mr. Sergel owns shares and DSUs valued at 45% of the requirement under the Guidelines. He has until September 2016 to meet the Share Ownership Guidelines.
2010	Nil	270	$8,465
2009	N/A	N/A

(1) The Technology and Development Committee was dissolved in February 2012.

EMERA INC.    13

M. Jacqueline Sheppard

Age: 56

Calgary, Alberta

Director Since: 2009

Independent

Skills and Experience

•    CEO/Senior Executive

•    Customer/Stakeholder

•    M&A/Growth Strategy

•    Financial

•    Governance/Other Directorships

•    Energy Sector

•    Compensation and Human Resources

•    Legal and Regulatory

Ms. Sheppard has been a Director of the Company since February 2009. She has been a member of the Audit Committee and the Management Resources and Compensation Committee since May 2009 and of the Technology and Development Committee since its inception in September 2010.(1) Ms. Sheppard is also a Director of the Company’s subsidiary, Emera Newfoundland & Labrador Holdings Inc.

Ms. Sheppard is a Director and Chair of the Research and Development Corporation of the Province of Newfoundland and Labrador, a Provincial Crown Corporation. She is also a Director of Cairn Energy PLC, a publicly-traded UK-based international oil and gas producer and a Director of NWest Energy Inc., a publicly-traded junior oil and gas company.

Ms. Sheppard is a Director and founding Shareholder of a private junior Canadian oil and gas corporation and a Director and founding Shareholder of a private international oil and gas corporation focusing on the Middle East, North Africa and the Mediterranean area. She is the former Executive Vice President, Corporate and Legal, of Talisman Energy Inc., a Canadian, publicly-traded, international oil and gas producer.

Ms. Sheppard is a Rhodes Scholar, having received an Honors Jurisprudence, Bachelor of Arts and Master of Arts from Oxford University in 1979, a Bachelor of Laws degree (Honours) from McGill University in 1981, and a Bachelor of Arts degree from Memorial University of Newfoundland in 1977.

As a senior executive in the oil and gas industry, Ms. Sheppard played a leading role in Talisman’s transformational growth from a Canadian domestic producer of approximately 50,000 barrels of oil equivalent to an international producer of over 500,000 barrels equivalent. She brings experience in corporate strategy, risk management, mergers and acquisitions, capital markets and investor relations. Global legal management, corporate governance and corporate responsibility were also areas of direct responsibility through these years of business expansion.

Board/Committee Membership		Attendance	Total %	Public Company Board Membership During Last Five Years
• Board Member		6 of 6	100%	• Cairn Energy PLC (May 2010 to present)
• Audit Committee Member		4 of 4	100%	• NWest Energy Inc. (July 2008 to present)
• Management, Resources and Compensation Committee Member		6 of 6	100%
• Technology and Development Committee Member		5 of 5	100%
Securities Held
Year	Common Shares	DSUs	Value of Shares and DSUs	Status under Share Ownership Guidelines
2011	Nil	10,636	$351,413	Ms. Sheppard owns shares and DSUs valued at 156% of the requirement under the Guidelines; therefore, the Share Ownership Guidelines are met.
2010	Nil	6,642	$208,227
2009	Nil	2,010	$50,390

(1) The Technology and Development Committee was dissolved in February 2012.

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COMPENSATION OF DIRECTORS

The compensation of Directors is intended to be competitive and appropriate in order to attract highly skilled and experienced individuals to serve on Emera’s Board, and to align their interests with Shareholders. For more information about the determination of Director compensation, see the section entitled “Director Compensation” in the Statement of Corporate Governance Practices later in the Circular.

The Company does not offer option-based awards, non-equity incentive plan participation, or participation in a Company pension plan to its Directors. Directors have the ability to elect to receive some or all of their cash compensation in the form of DSUs. In addition, in 2011, $25,000 of the Directors’ annual retainer was comprised of DSUs. In September 2011, the annual retainer for Emera Directors was increased by $15,000 payable in DSUs, effective January 1, 2012. Therefore, from January 1, 2012 on, the annual retainer for each Director was $75,000, of which $40,000 is payable in DSUs.

Listed below are the annual compensation rates for independent Directors during 2011. These rates are not applicable to Mr. C.G. Huskilson, who was an employee of the Company, nor to Mr. J.D. Eisenhauer, who received an annual all-inclusive retainer as Chairman of Nova Scotia Power Inc.

Annual Retainers and Meeting Fees	Cash Amount ($)	DSUs ($)	Total ($)
Annual Chair’s Retainer(1)	127,500	92,500	220,000
Annual Director’s Retainer	35,000	25,000	60,000
In-Person Meeting Fee(2)	1,750
Telephone Meeting Fee(2)	1,250
Travel Fee: (if one-way travel is 5 hours or more)	1,750
Travel Fee: (if one-way travel is at least 3 hours but less than 5 hours)	875
Annual Audit Committee Chair’s Retainer	15,000
Annual Audit Committee Member’s Retainer	5,000
Annual Management Resources and Compensation Committee Chair’s Retainer	15,000
Annual Management Resources and Compensation Committee Member’s Retainer	3,000
Annual Nominating and Corporate Governance Committee Chair’s Retainer	8,000
Annual Nominating and Corporate Governance Committee Member’s Retainer	3,000

(1)	Includes $35,000 cash paid for participation on the Board of Nova Scotia Power Inc.
(2)	Members of the Technology and Development Committee, excluding Committee Chair Mr. C.G. Huskilson, received meeting fees for their participation in each Committee. They received no retainer for being a member of the Committee meeting.

The Annual Chair’s Retainer is an all-inclusive fee, meaning the Chair of the Board receives no meeting fees or any other retainer. The all-inclusive retainer of the Chair is $185,000 comprising $92,500 in DSUs only and the remainder in cash. Additionally, the Chair is paid $35,000 cash for participation on the Board of Directors of Nova Scotia Power Inc.

EMERA INC.    15

Total Director Compensation in 2011

The following table sets out the total compensation earned by the Directors who served on Emera’s Board during 2011 which comprises applicable retainers and fees for attendance at Board and Committee meetings for which a Director attended as a member or guest, briefing meetings, education sessions, and travel fees. Mr. Huskilson is not included in the table as his compensation for service as Emera’s President and Chief Executive Officer is disclosed in the Statement of Executive Compensation. He does not receive any additional compensation for his services as a Director of Emera.

Director	Fees Earned in 2011 ($)(1)	All Other Compensation ($)	Total ($)	Share-Based Awards ($)(2)	Total 2011 Increase in Value of all DSUs Held(4)	Market Value of Total DSU Holdings ($)(5)
R.S. Briggs (6)	101,500	10,630	112,130	28,168	29,882	61,653
T.W. Buchanan	104,500	N/A	104,500	121,196	132,534	342,856
G.A. Caines (7)	N/A	52,247	52,247	33,337	62,679	606,978
S.D. Chrominska	89,374	N/A	89,374	79,703	5,694	107,909
G. Cook-Bennett	87,375	N/A	87,375	118,345	148,489	707,651
A.L. Edgeworth	122,750	N/A	122,750	104,655	135,167	701,175
J.D. Eisenhauer (3)	N/A	140,694	140,694	157,506	166,254	328,484
J.T. McLennan	219,999	N/A	219,999	278,329	330,416	1,295,961
D.A. Pether	93,499	N/A	93,499	108,487	118,682	307,768
A.S. Rosen	98,875	N/A	98,875	125,600	149,544	593,695
R.P. Sergel	107,750	N/A	107,750	27,136	27,594	36,080
M.J. Sheppard (6)	112,000	10,630	122,630	129,258	143,185	351,413

(1)	The “Fees Earned in 2011” column is the amount of Directors’ fees and includes the value of that portion of their retainer paid in DSUs. All Directors are paid in Canadian dollars.
(2)	This column shows the value obtained when the number of DSUs awarded to each Director in 2011 in lieu of cash compensation, plus dividends earned on the DSUs in the form of additional DSUs, is multiplied by the December 31, 2011, Emera closing share price of $33.04.
(3)	Mr. Eisenhauer is also the Chair of the Board of Nova Scotia Power Inc. (“NSPI”) and is paid by NSPI for his services.
(4)	This column shows (i) the increase in value in 2011 of all DSUs held by each Director at the beginning of the year, plus (ii) the value of all DSUs received in 2011, including dividends earned on the DSUs in the form of additional DSUs, multiplied by the December 31, 2011, Emera share price of $33.04.
(5)	This column shows the value of all DSUs held by each Director on December 31, 2011, based on the December 31, 2011, Emera’s closing common share price of $33.04.
(6)	Ms. Sheppard and Mr. Briggs received compensation for serving as Directors of Emera Newfoundland & Labrador Holdings Inc.
(7)	Mr. Caines retired from the Board on May 4, 2011, and was paid by Nova Scotia Power Inc.

All independent Directors are reimbursed for expenses incurred for attendance at Board, Committee, and Shareholders’ Meetings and when on Company business. Directors are also eligible to receive accidental death and dismemberment (ADD) insurance coverage, the cost of which is paid by the Company.

Compensation of Emera Directors on Subsidiary Boards

In May 2011, M.J. Sheppard and R.S. Briggs joined the Board of Emera’s subsidiary, Emera Newfoundland & Labrador Inc., as non-executive Directors. Each received compensation for serving on the Emera Newfoundland & Labrador Board based on an annual retainer of $10,000, plus meeting fees of $1,000 for each meeting attended.(8) The compensation received is reported under “All Other Compensation” and “Total” in the Total Director Compensation table above.

Directors Share Ownership Guidelines

In order to align the interests of Directors and Shareholders, the Directors are subject to share ownership guidelines that require them to own common shares and/or deferred share units with a value of not less than $225,000 within a specified timeframe. For the status of each Director nominee under the Director Share Ownership Guidelines, see their biographies listed earlier in this Circular. For more information about the Director Share Ownership Guidelines, see the section entitled “Director Share Ownership Guidelines” in the Statement of Corporate Governance Practice.

Directors Deferred Share Unit Plan

Under the Directors deferred share unit plan (the “Plan”), independent Directors may elect to receive all or any portion of their compensation in DSUs in lieu of cash compensation. Directors’ fees are paid on a quarterly basis and, at the time of each quarterly payment, the applicable amount is converted to DSUs.

A DSU is a bookkeeping entry that has a value based upon the value of one Emera common share. When a dividend is paid on Emera’s common shares, the Director’s DSU account is credited with additional DSUs computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per common share by the number of DSUs recorded in the Director’s account on the record date for the payment of such dividend, by (b) the market price of a common share as of the dividend payment date.

(8)	In 2011, Emera Newfoundland & Labrador Inc. changed its name to ENL Maritime Link Inc. and became a subsidiary of Emera Newfoundland & Labrador Holdings Inc. At that time, Ms. Sheppard and Mr. Briggs became directors of Emera Newfoundland & Labrador Holdings Inc.

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DSUs cannot be redeemed for cash until the Director leaves the Board. The cash redemption value of a DSU equals the market value of a common share at the time of redemption. DSUs are not shares, cannot be converted to shares, and do not carry voting rights.

In order to increase the Directors’ share-based investment in the Company, independent Directors receive a portion of their annual retainer in grants of DSUs. See “Director Compensation” in the Statement of Corporate Governance Practices in this Circular for more information about Director compensation. Independent Directors are not entitled to participate in any other compensation plan of the Company or in the Employee Common Share Purchase Plan.

Committees of the Board of Directors

The Board of Directors has three standing Committees to assist it in carrying out its duties. The standing Committees are:

•	the Audit Committee;

•	the Management Resources and Compensation Committee; and

•	the Nominating and Corporate Governance Committee.

From time to time the Board may establish ad hoc committees. One such committee was the Technology and Development Committee, which existed from September 2010 until February 2012. For further information on the Committees, see the section entitled “Committees of the Board of Directors” in the Statement of Corporate Governance Practices later in this Circular.

CERTAIN PROCEEDINGS

To the knowledge of the Company, none of the proposed nominees for election as Directors of the Company:

(a)	are, as at the date of this Circular, or have been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that:

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an Order that was issued after the proposed nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	with the exception of Mr. McLennan as set forth below, are, as at the date of this Circular, or have been within 10 years before the date of this Circular, a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	have, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee.

Mr. McLennan was the Chief Executive Officer of AT&T Canada when AT&T Canada filed for protection under the Companies’ Creditors Arrangement Act on October 15, 2002.

EMERA INC.    17

A LETTER FROM THE MANAGEMENT RESOURCES AND

COMPENSATION COMMITTEE TO OUR SHAREHOLDERS

The ability of any company to create and sustain Shareholder value depends in large part on the calibre of its executives and their ability to lead and motivate all employees to act in the Shareholders’ and customers’ best interests. Emera’s executive compensation philosophy is directly tied to results and rewarding those results. We rigorously monitor how these results are achieved and ensure that every executive reflects the Company’s core values, demonstrates prudent risk management, practices good governance, and complies with all relevant standards and regulations.

Each year, we assess our executive compensation programs against these principles and seek continuous improvement. We report to you, our Shareholders, on changes we have made. We publish our decisions with respect to the compensation of our top executives and the rationale for the rewards. In the pages that follow, you will find a comprehensive description of how executive compensation is designed and managed at Emera as well as updates for 2011.

Rewarding Results

2011 was another impressive year for Emera in regards to Company and executive performance. All of our businesses contributed to the Company’s success, achieving significant results in both earnings and revenues. The types of results listed below have allowed us to continue to attract and retain a high-calibre team of leaders and employees.

Emera Inc.’s consolidated net income for the year ended December 31, 2011, was $241.1 million, compared to $190.7 million in 2010. Earnings per share were $1.99 compared to $1.67 in 2010. Excluding the effect of mark-to-market accounting adjustments in Bear Swamp, and accounting gains on an acquisition, 2011 net income was $213.7 million (USGAAP) compared to $176.8 million in 2010 (USGAAP); and 2011 Earnings Per Share were $1.77 compared to $1.55 in 2010. These higher earnings year over year primarily resulted from increased investment in the Caribbean and a $12.8 million after-tax gain on Algonquin Power & Utilities Corp. (Algonquin) subscription receipts recorded in Q1 2011.

The cumulative total Shareholder return for Emera from 2006 to 2011 was 82.3 per cent. Emera’s growth during that time has exceeded market comparators (48.8 per cent more than the S&P TSX Utilities Index and 75.6 per cent more than the S&P TSX Composite Index). During the same period, total annual salaries and annual incentives for the Named Executive Officers who have led this significant performance increased 44.3 per cent.

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Evolving Oversight Process

The MRCC continues to exercise rigorous oversight of executive compensation. As regulator and stakeholder expectations rise and we strive for greater consistency and discipline, we continually assess our practices against industry benchmarks. Our compensation philosophy has been to reflect the 50th percentile of the market and allow for 75th percentile rewards for top-quartile performance. As Emera continues to deliver top-quartile results, we need to align expectations of executives and their interests with long-term Shareholder interests, and reward outstanding performance.

We review every aspect of our compensation, programs on an annual basis. This rigorous review ensures there is an appropriate link between proposed market-based total compensation, including incentive awards, and compliance with our policies, guidelines and risk appetite for roles that can have a material impact on results.

Due to Emera’s strong performance against objectives established on the 2011 Scorecard, the Board approved an annual short-term incentive plan payout of 106 per cent of target. The short-term incentive plan ensures employees are rewarded for the performance of those parts of the business they impact most directly, while maintaining a focus on overall Company results.

All Performance Share Units (PSUs) for our leaders are tied to three-year performance, based on a combination of performance measurements: a) Emera’s total stock return relative to the total return of S&P/TSX Capped Utilities Index, and b) the average growth in Emera Earnings per Share. The performance factor applied to PSUs vesting in 2011 was 1.49, reflecting the Company’s strong performance over the three-year period from 2009 to 2011, and resulted in a total payout of $4.49 million.

Sustaining Shareholder Value

All Emera executives are also Shareholders, like you. They are committed to creating value for the longer term. We are confident that the design and administration of our executive compensation programs appropriately incent and reward them for strong performance. At the same time, we are not complacent and we will continue to closely monitor our own practices and trends in the industry and adjust our practices accordingly.

“ Allan L. Edgeworth”	“Sylvia D. Chromiska”	“ Donald A. Pether”	“M. Jacqueline Sheppard”
Chairman of the	Board Director,	Board Director,	Board Director,
Management Resources	Member of the Management	Member of the Management	Member of the Management
Compensation Committee	Resources Compensation	Resources Compensation	Resources Compensation
	Committee	Committee	Committee

EMERA INC.    19

MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

The Board has assigned responsibility to the Management Resources and Compensation Committee (the “MRCC”) to determine the compensation for Emera’s executive officers, and to review, approve, and oversee the administration of all of the Company’s executive compensation plans and programs. The MRCC currently consists of:

•	Allan L. Edgeworth (Chair);

•	Sylvia D. Chrominska;

•	Donald A. Pether; and

•	M. Jacqueline Sheppard.

All members of the MRCC are independent Directors. Each member of the MRCC has experience with human resources issues and compensation policies more particularly described in the biographical information contained in the section of the Circular entitled “Director Nominees”.

Committee Governance

The MRCC is responsible for reviewing the alignment of Emera’s compensation programs, including incentive pay programs, with (i) Emera’s strategic plans and risk profile, (ii) Emera’s performance, and (iii) risk management principles; and recommending compensation for the Chief Executive Officer and the senior management of the Company. The Committee oversees the administration of the incentive plans providing for the award of stock options, performance share units (PSUs) and deferred share units (DSUs) in accordance with the provisions of the respective plans.

The Committee reviews and recommends to the Board of Directors compensation policies and processes, and any new incentive compensation and equity compensation plans of Emera, or changes to such plans.

The MRCC also has responsibility for assessing, on an annual basis, the performance of the President and Chief Executive Officer.

Succession Planning and Leadership Development

While the majority of this Circular focuses on the Statement of Executive Compensation, the MRCC also has responsibility for ensuring that there is an adequate succession planning process for senior management of the Company and its affiliates, and to review this process on an annual basis. At Emera, succession planning is a dynamic, ongoing process of systematically identifying, assessing and developing talent, leadership and skills, to ensure the Company’s capacity to meet future strategic objectives and to replenish critical organizational roles over time.

As part of the comprehensive succession planning process at Emera, the President and Chief Executive Officer annually provides a list of potential successors for his position to the MRCC. He identifies internal successors for each of the Named Executive Officers and senior management throughout the Company and its affiliates. The Committee members oversee the management succession planning process and strategy. They consider emerging issues and risks, and report and make recommendations to the Board of Directors.

Emera is committed to developing leaders at all levels in the Company, and it has a comprehensive assessment process and framework to coordinate leadership development across the Company. To complement Emera’s succession planning, the Company focuses on leadership development, including ensuring that challenging work assignments are offered, secondments to affiliates occur where appropriate, continual leadership development training occurs, and mentors are assigned where needed.

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Compensation Advisors

The MRCC retains the services of independent advisors as needed in order to assist in discharging its duties and to assist the MRCC in determining the compensation payable to the President and Chief Executive Officer and the senior officers.

Since 2007, the MRCC has engaged Hugessen Consulting Inc. (“Hugessen”) as its principal advisor to provide independent advice, compensation analysis and other information for compensation recommendations. Hugessen provides advice on the competitiveness and appropriateness of compensation practices and comparator groups for Emera and its affiliates. In addition, Hugessen provides advice to the MRCC on policy recommendations made by management, and also reviews and provides commentary on the Company’s Statement of Executive Compensation.

The MRCC has adopted a number of practices with regard to its executive compensation advisor:

•	The MRCC annually reviews the advisor’s performance and fees;

•

With input from Company management and the advisor, the MRCC annually, or on an as-needed basis, determines the specific work to be undertaken by the advisor for the MRCC and the fees associated with this work;

•

All services provided by the MRCC’s advisor beyond its role in supporting the requirements of the MRCC require written pre-approval by the MRCC Chair outlining the scope of work and related fees. The MRCC will not approve any such work that, in its view, could compromise the advisor’s independence in serving the MRCC; and

•	The work done and the fees paid by Emera to compensation advisors are disclosed annually in this Circular.

In addition to the MRCC’s compensation advisor in 2011, Emera engaged the services of Towers Watson, Morneau Shepell, and Mercer (Canada) Limited (“Mercer”) to assist in compiling market information on senior management compensation for Emera relating to base salary, and short-term and long-term incentives. This included competitive reviews of executive compensation levels and information on industry trends.

In 2011, Morneau Shepell completed actuarial analysis on Emera’s long-term incentive plan and provided current data on the Executive Pension Plan.

The MRCC reviews information and recommendations provided by Hugessen, Towers Watson, Mercer, and Morneau Shepell, as it considers its decisions relevant to the objectives of the compensation program. The table below summarizes the fees paid to all external compensation advisors in 2011 and 2010.

	2011		2010
Advisor	MRCC Work ($)	Other Work ($)	MRCC Work ($)	Other Work ($)
Hugessen Consulting Inc.(1)	59,795	Nil	96,654	11,965	(2)
Morneau Shepell	Nil	58,315	Nil	69,517
Towers Watson	Nil	16,142	Nil	49,679
Mercer (Canada) Limited	Nil	69,349	Nil	14,162

(1)	Hugessen Consulting Inc. did not provide any professional services to management in 2011 or in 2010.
(2)	Hugessen Consulting Inc. was retained by the Nominating and Corporate Governance Committee in 2010 to review Directors’ compensation.

EMERA INC.    21

Risk Management and Compensation

The Company has compensation policies and practices in place to ensure a Named Executive Officer or individual at a principal business unit does not take inappropriate or excessive risk, such as:

•	short-term incentive plans include caps on payouts;

•	the PSU plan includes caps on payouts;

•	termination and severance provisions include a double trigger(1) and do not provide enhanced benefits for change of control;

•	executive share ownership requirements align the interests of senior officers with interests of Shareholders;

•	inclusion of non-financial performance measures in incentive compensation programs; and

•	the Board has discretion to amend the final payout of the incentive compensation programs.

In 2011, the MRCC conducted a risk assessment of its compensation programs. To assist with this risk assessment, the Company engaged the services of Mercer, which reviewed the design of Emera’s executive compensation programs. Based on this assessment, the MRCC concluded that:

•	the mix of base salary, short- and long-term incentives for senior officers did not create an incentive to take inappropriate risk to the detriment of the Company’s Shareholders;

•	the annual incentive plan focused on growth of annual earnings and cash flow, but capped incentive payouts in a manner consistent with market practice, thereby reducing risk;

•

any risk associated with long-term incentive plans was mitigated by annual grants, in the case of PSU grants and stock options grants, and also by caps on payouts in the case of PSU grants under the PSU Plan;

•	Emera’s executive share ownership requirements decreased risk in the compensation program by encouraging alignment between the interests of senior officers and Shareholders; and

•	the inclusion in employment contracts for senior officers of double trigger provisions and the absence of enhanced benefits for change of control mitigated the risk arising from termination.

In summary, the MRCC concluded Emera’s compensation programs did not create inordinate risk to the Shareholders because an appropriate system of checks and balances was in place to mitigate the level of risk undertaken by management.

As part of the Board and its MRCC’s oversight of the design and administration of the Company’s executive compensation programs, the MRCC identifies and discusses design features or processes that may potentially represent conflicts of interest and/or inducements for unnecessary or excessive risk-taking by senior executives. This includes annual reviews of the amount of total incentive relative to base salaries, the mix of short- and long-term incentives, the performance metrics and whether the goals are realistic or encourage excessive risk-taking, and the use of other policies designed to mitigate risk such as vesting requirements, caps on payouts, deferral periods, and stock ownership guidelines. In addition, the MRCC utilizes various technical analyses, including “stress testing” and scenario analysis, to evaluate the inherent risk and reward outcomes in the incentive compensation plans.

The MRCC also satisfies itself as to the adequacy of the information it receives, the independence of the review and reporting of financial results on which certain important compensation decisions (e.g., the amount of annual incentive to be paid) are based.

These existing safeguards notwithstanding in 2011, the MRCC and Board will continue to review the relationship between enterprise risk and the Company’s executive compensation plans and policies to confirm they continue to be optimally aligned with Shareholder interests while maintaining an acceptable level of risk exposure.

(1)	A “double trigger” is a change in the ownership restriction and more than fifty (50) per cent of the voting shares of the Company accrue to a single party (“change of control”) and within three (3) months of such change of control, there is a substantial reduction in duties of the Executive.

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COMPENSATION DISCUSSION & ANALYSIS

Named Executive Officer Compensation: 2011 Update

The Named Executive Officers (“NEOs”) in 2011 discussed in this Circular are:

•	Christopher G. Huskilson, President and Chief Executive Officer, Emera Inc.;

•	Judy A. Steele, Chief Financial Officer, Emera Inc.;

•	Nancy G. Tower, Executive Vice President, Business Development, Emera Inc.;

•	Robert R. Bennett, President and Chief Executive Officer, Nova Scotia Power Inc.;

•	Wayne D. O’Connor, President and Chief Operating Officer, Emera Energy Inc.; and

•	Richard C. Janega, President, Emera Newfoundland & Labrador Holdings Inc.

In 2011, due to Nancy Tower’s change in position, there are six NEOs being reported. Judy A. Steele and Nancy G. Tower are collectively referred to as the “CFO” where applicable.

The following table shows the percentage weighting of each component of the Total Target Compensation for the Named Executive Officers. The compensation plan design for 2011 results in at least 43 per cent of the Total Target Compensation to be at risk for the Named Executive Officers.

Name	Base Salary (%)	Annual Incentive at Target (%)	Long-Term Incentive at Target (%)	Total Pay at Risk (%)
C.G. Huskilson	30	21	49	70
J.A. Steele	57	29	14	43
N.G. Tower	44	26	30	56
R.R. Bennett	48	24	28	52
W.D. O’Connor	42	42	16	58
R.C. Janega	50	20	30	50

For the purposes of compensation disclosure, the individuals listed in the 2011 “Summary Compensation Table” are the President and Chief Executive Officer; the Chief Financial Officer; the Executive Vice President, Business Development, who served as Chief Financial Officer from January 1, 2011, to May 16, 2011, when Judy A. Steele was appointed Chief Financial Officer; and the next three most highly compensated executive officers of the Company, or subsidiaries, as defined by Canadian securities legislation (the “Named Executive Officers”).

Christopher G. Huskilson, President and Chief Executive Officer, Emera Inc.

The performance of Emera over the last six years and continuing into 2011 has been in the top quartile and this performance was led by our President and Chief Executive Officer (Mr. C.G. Huskilson). The executive team, under Mr. Huskilson’s leadership, has consistently delivered outstanding results for the Shareholder while continuing to focus on environmental, community, customer and safety leadership in all business activities. While Emera’s executive compensation program is designed to provide total target compensation at the 50th percentile of compensation paid by similar-sized companies, the Company is adjusting its practice for the President and CEO in 2011 to begin moving the target toward the 75th percentile to reflect Emera’s excellent history of growth and strong consistent Shareholder returns under the incumbent’s six-year tenure in the top leadership role.

In 2011, Mr. Huskilson’s total compensation package was reviewed in relation to market positioning against comparable industry counterparts – for both compensation and financial results. In light of the change to the CEO pay philosophy and in recognition of the CEO’s superior performance during his tenure, Mr. Huskilson’s base salary was increased from $625,000 to $750,000.

Mr. Huskilson’s total compensation, including base salary, annual incentive, and share- and option-based awards, increased by approximately 1.2 per cent in 2011 over 2010.

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Judy A. Steele, Chief Financial Officer, Emera Inc.

Ms. Steele was appointed Chief Financial Officer in May 2011, on an interim basis. She temporarily stepped away from her position as Vice President, Finance, Emera Energy, until a permanent CFO was identified. She has been the point person with USGAAP since it became operational, and the transition and operationalization has been executed smoothly. Ms. Steele has been instrumental in gaining investor confidence with changes in calculation of tax provisions and deferred assets for business development. The Caribbean SOX issues are well in hand and this has provided a good platform for a solid view of the issues and opportunities in these businesses, as well as strong controls and reporting.

Ms. Steele’s total compensation, including base salary, annual incentive, and share-based awards, was increased in 2011 over 2010 by 62.2%, due to her taking on the role of Chief Financial Officer and the resulting increase in responsibilities.

Nancy G. Tower, Executive Vice President, Business Development, Emera Inc.

Ms. Tower has been in transition this year with January to May focused on CFO activities. Ms. Tower successfully laid the foundation of stakeholder confidence (internal and external) with USGAAP becoming operational in 2011. She raised the first public offering for equity the Company has raised since 2003, which was a tremendous success. Since May, Ms. Tower and her team have been focused on the Nalcor deal with the JDC (Joint Decision Council), the federal loan guarantee, the ENL (Emera Newfoundland & Labrador) Board and agreement discussions with Nalcor being the primary areas of focus.

Ms. Tower’s compensation package was changed as a result of stepping into her new role as Executive Vice President, Business Development, and CEO, Emera Newfoundland & Labrador. Her total compensation, including base salary, annual incentive, share- and option-based awards, was increased by 11.5 per cent in recognition of these larger responsibilities.

Robert R. Bennett, President and Chief Executive Officer, Nova Scotia Power Inc.

The NSPI team under Mr. Bennett’s leadership is delivering increases in earnings year over year, contributing $123.5 million to consolidated net income for the year ended December 31, 2011, compared to $119.2 million in 2010; and $22.2 million in Q4 2011 compared to $19.9 million for the same period in 2010. NSPI finished 2011 with its strongest-ever performance in market penetration for both space heat in the new construction market and water heat.

Overall, NSPI demonstrated a 9.5 per cent improvement in the effectiveness of its reliability investments – that is, achieving more reliability benefits per dollar invested. Program improvement outcomes for 2011 included 40 per cent to 91 per cent improvement in targeted feeder and equipment replacements. Diligent work with both the provincial and federal governments, in conjunction with other canadian utilities, has positioned Nova Scotia to obtain equivalency regarding the proposed federal government legislation.

Mr. Bennett’s total compensation, including base salary, annual incentive, share- and option-based awards, increased by 13.8 per cent in 2011 over 2010, which is a reflection of the strong results of NSPI in financial, customer, people, community, renewables and capital program activities.

Wayne D. O’Connor, President and Chief Operating Officer, Emera Energy Inc.

Emera Energy Services (EES) has had the strongest year since their change in strategy. Financially, the Trading and Marketing business had an excellent Q1 and Q3, with solid results in Q2 and Q4. Bear Swamp and Bayside were on target for the year, when adjusted for mark-to-market. The Trading and Marketing business has made significant progress in Marcellus. Long-term transactions for EES now exceed 90,000 MMBtu/d with some of this volume commencing late 2011 or in 2012 as supply and/or transportation becomes available. Current spot or short-term trading volumes now exceed 100,000 MMBtu/d.

The regulatory approval of First Wind into Emera Energy has been a major focus for Mr. O’Connor and his team. This is a large and complicated commercial transaction and a very complicated regulatory application as well. The pending addition of First Wind to Emera Energy is very exciting for the business and is another significant advancement of our strategy to grow the asset side of our business.

Mr. O’Connor’s total compensation package, including base salary, annual incentive, share- and option-based awards, increased by 21.3 per cent in 2011 over 2010 and is based on continued and significant business results tied to the EES strategy and financial results.

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Richard C. Janega, President, Emera Newfoundland and Labrador Holdings Inc.

In 2011, Mr. Janega joined the Emera Newfoundland & Labrador (“ENL”) team from Nova Scotia Power where he was the Chief Operating Officer. As the President of ENL, he has been focused on the Nalcor deal with the Joint Decision Council, the federal loan guarantee, and contract agreement discussions with Nalcor. The environmental assessments have been completed and registered, and the Field Study Program for Cabot Strait has been completed. Mr. Janega is bringing together a strong team of employees and contractors to complete the 2012 project deliverables for the Maritime Link construction project.

Mr. Janega’s total compensation package, including base salary, annual incentive, share- and option-based awards, increased by 47.6 per cent in 2011 over 2010 as a result of taking on his new and enhanced responsibilities in his role as President of Emera Newfoundland & Labrador.

Statement of Executive Compensation

Compensation Program Design

The purpose of Emera’s executive compensation program is to reward Emera’s executives for sustained increases in Shareholder value; to attract, retain and motivate highly qualified and high-performing executives; and to align the interests of executives with the interests of Emera’s Shareholders.

Emera’s compensation program is designed to be competitive in relevant labour markets, include both short-term and long-term performance goals, and link compensation to the Company’s performance as measured by specific financial results.

Market Competitiveness

Emera’s executive compensation program is designed to provide Total Target Compensation on average at the median or 50th percentile of compensation paid by similar industries and similarly-sized companies, and to allow for reward for 75th percentile performance for top quartile results. “Total Target Compensation” for senior management, including the Named Executive Officers, for these purposes, comprises:

•	base salary;

•	target annual incentive (short-term incentive); and

•	target long-term incentives linked to total Shareholder value.

Pay for Performance

Emera’s executive compensation philosophy is that a significant proportion of executive compensation must be at risk. The at-risk components depend on achieving Company, business unit and individual performance objectives. The short-term incentive objectives are set forth in annual scorecards (“Scorecards”) that establish measurable financial, customer, asset, employee and safety objectives that, if achieved, add value to the Company or its affiliates. Executives’ performance against their Scorecard is measured and rated.

The executive must achieve a threshold level of performance for any payment against a particular objective, failing which there is no payment against such objective. Accordingly, the incentive compensation plans are designed to pay larger amounts for superior performance and smaller amounts if target performance is not achieved. Generally, the higher the level of the responsibility, the greater the at-risk compensation component of total compensation. Management considers many factors when developing annual incentive and long-term incentive plans, including current compensation trends; plan costs at payout; expected value to be delivered to participants; maximum payout values, and causal analysis of minimum, target and maximum payouts.

Both annual incentive and long-term incentive plan designs are modelled using historical and prospective performance scenarios. This stress testing provides the MRCC with reasonable assurance that the plan payouts will be appropriate and aligned with Shareholder and Company objectives. Analysis is done every year to determine how actual payouts compare to expected payouts and whether the plan components require any changes.

On the recommendation of the MRCC, the Board has the discretion to make changes to compensation design, including incentive plan results. The MRCC reserves the right to, and has in the past, exercised its discretion to recommend that the Board adjust compensation payout formulas to align with Company results.

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Compensation Process

Benchmarking Data

The MRCC is responsible for annually reviewing the composition and use of comparator groups to assess the compensation payable to the Company’s senior officers, including its President and Chief Executive Officer. The MRCC undertakes periodic reviews of compensation design and total compensation opportunities for the senior management team, including the Named Executive Officers. This practice ensures the programs are current and that they fairly compare for particular roles, recognizing varying responsibility and scope of executive positions within Emera and its affiliates.

Emera Management engages the services of compensation consultants (Towers Watson and Mercer) to compile market information on senior management compensation relating to base salary, short-term and long-term incentives. A complete benchmarking review takes place on an annual basis for Nova Scotia Power Inc. and every second year for Emera Inc. This scope of services includes competitive market reviews of senior executive compensation levels, review and observations of current executive compensation philosophy, policies and practices, and a review of pay and performance comparators.

The MRCC reviews compensation data based on a comparator group of companies, primarily regulated utilities and other energy industry enterprises that approximate the size and scope of Emera. While the intention is to use a consistent list of comparators from year to year, the comparators used for compensation review are subject to some change each year due to (a) the availability of relevant pay data, (b) mergers and acquisitions, and (c) relevance of new comparators based on updated financial metrics. Two sources are used to gather market information about executive compensation and establish benchmark data for Emera and its affiliates:

1.	Publicly-Disclosed Compensation Data (Applicable to President and Chief Executive Officer and Chief Financial Officer, Emera Inc. only)

In 2011, Hugessen was retained by the MRCC to advise on the competitiveness and appropriateness of compensation programs (salary, annual and long-term incentives, and pension) for the President and Chief Executive Officer and Chief Financial Officer at Emera Inc., using the pre-agreed proxy comparator group. The following publicly-traded organizations were used as the primary comparator group for the purposes of the compensation benchmarking review as described above.

S&P/TSX Capped Utilities Index:
ATCO Ltd.	Fortis Inc.

Brookfield Renewable Power Fund	TransAlta Corp.

The following publicly-traded organizations were also used for the purposes of Emera’s President and Chief Executive Officer and Chief Financial Officer compensation benchmarking as described above.

Energy Industry Comparables:
Inter Pipeline Fund	AltaGas Income Trust

Pembina Pipeline Corporation	Enerplus Resources Fund

Pengrowth Energy Trust	Ensign Energy Service Inc.

Precision Drilling Corporation	Keyera Facilities Income Fund

ShawCor Ltd.	Provident Energy Trust

The rationale for incorporating the energy industry is that senior talent can migrate between similar organizations (i.e. industry, scale, complexity) and the fact that Emera’s strategic objectives include expansion into various energy-related sectors.

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2.	Survey Data

Towers Watson’s 2010 Executive Survey was used to benchmark compensation of the NEOs and other senior management using a Broad Comparator Group that included both a regulated sample (regulated utilities) and a select sample (energy industry companies) of survey participants where data was available.

Broad Comparator Group:
Alcoa Canada Primary Metals	Finning International Inc.	NOVA Chemicals

ARC Resources Ltd.	Fluor Canada Ltd.	Pembina Pipeline Corporation

ATCO Ltd. and Canadian Utilities Ltd.	Fort Chicago Energy Partners L.P.	Pengrowth Corporation

BC Hydro	Gaz Metropolitan	Penn West Energy Trust

BP Canada Energy Company	GLV Inc.	SaskEnergy

Bruce Power	Husky Injection Molding Systems Ltd.	SaskPower

Canadian Oil Sands Limited	Hydro One	Spectra Energy Transmission

Canfor Corporation	IAMGOLD Corporation	TAQA NORTH LTD.

Capital Power Corporation	Irving Oil Limited	Tembec Inc.

CCS Corporation	Kinross Gold Corporation	Terasen Gas

Chevron Canada Resources	Lafarge Canada Inc.	Toromont Industries Ltd.

Devon Canada Corporation	Manitoba Hydro Electric	Toronto Hydro Electric Systems Ltd.

ENMAX Corporation	Marathon Oil Canada Corp.	TransAlta Corporation

EPCOR Utilities Inc.	Methanex Corporation	The Woodbridge Group

Annual Compensation Review Process

On an annual basis, benchmarking data and other information regarding industry trends for positions of similar scope and responsibility are used to establish a base salary range for each position along with a range for annual incentive and long-term incentive compensation levels for each position.

The President and Chief Executive Officer conducts annual performance assessments on members of the senior management team including each of the Named Executive Officers, which shape the annual salary adjustment recommendations. Based on the benchmark data, the President and Chief Executive Officer then recommends total target compensation for each senior leader, including the Named Executive Officers, excluding himself, to the MRCC for review and approval.

With respect to the President and Chief Executive Officer, the MRCC reviews benchmark data and other information regarding industry trends for positions of similar scope. Following this process, the MRCC makes recommendations for Total Target Compensation for all of the senior management team, including the Named Executive Officers and the President and Chief Executive Officer, to the Board of Directors.

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Elements of Compensation

Base Salary

Base salary for each senior management team member, including the Named Executive Officers, is benchmarked against the median of the salaries paid for positions with similar responsibilities by comparator companies. The base salary for each executive is reviewed, reflecting the degree of special skill and knowledge required for the position and the performance and contribution of the individual. Base salary is designed to be a component of Total Target Compensation and provides a threshold level of cash compensation for job performance that is not at risk in the same way as annual incentive compensation.

2011 Base Salary Results

The aggregated base salaries for the Named Executive Officers increased by 17 per cent in 2011 over 2010, reflecting changes to broader roles (as described above) as well as representation of strong performance results of these individuals and their business units in contributing to top-quartile performance overall.

The base salary for Mr. Huskilson increased by 20 per cent in 2011 over 2010. From 2006 to 2011, the cumulative total Shareholder return for Emera was 82.3 per cent. This represents the steady growth of Emera from 2006 to 2011, which has exceeded market comparators (48.8 per cent more than the S&P TSX Utilities Index and 75.6 per cent more than the S&P TSX Composite Index). Total Shareholder return for Emera from 2010 to 2011 was 9.7 per cent. During the same period, total compensation (including base salary, annual incentive awards, share-based and option-based awards) for Mr. Huskilson increased 1.2 per cent. The Company has begun to adjust its practice for compensation of the President and CEO in 2011 to begin moving the target toward the 75th percentile to reflect Emera’s excellent history of growth and strong consistent Shareholder returns under the incumbent’s six-year tenure in the top leadership role.

Short-Term Annual Incentive Program

The aggregated annual incentive compensation for the Named Executive Officers increased by 3.6 per cent in 2011 over 2010, and represents the strong performance of these individuals and their business units in contributing to top-quartile performance overall.

Annual incentive compensation is intended to link a portion of an employee’s compensation to the achievement of predetermined levels of performance in support of corporate and business unit objectives (“Annual Incentive”). Those objectives are set forth in the executive’s annual Scorecard and are designed to focus attention on short-term goals that are intended to deliver value to customers and contribute to increased Shareholder value in the longer term. Emera has adopted the Scorecard approach to translate corporate strategies into measurable incentive plan goals. Target payouts under the Scorecards are generally set as a percentage of salary and are benchmarked against the median for positions with similar responsibilities in comparator companies.

On the recommendation of the MRCC, the Board of Directors of Emera approves Scorecards that set forth corporate objectives and related threshold, target and stretch performance levels to be achieved each year. The annual incentive payouts for the majority of senior management, including the Named Executive Officers, are based on Scorecard results with potential payouts ranging from 0 per cent to 200 per cent of target.

Five of the six Named Executive Officers have their Annual Incentive payout calculated based on results achieved through Scorecard results. The Annual Incentive for Mr. W.D. O’Connor, however, is based on the year-end financial results of Emera Energy Inc. and on an assessment of achievement of objectives, including financial results and progress on new business development, as well as asset management and human resource development.

2011 Annual Incentive Results

2011 Emera Corporate Scorecard

The Scorecard for Emera (“Emera Corporate Scorecard”) was developed by management and approved by the MRCC and the Emera Board of Directors at the beginning of 2011. It was used to determine the Annual Incentive for Emera’s President and Chief Executive Officer, Emera’s Chief Financial Officer; and the Executive Vice President, Business Development. The Emera Corporate Scorecard objectives were based on the Company’s Business Plan for the year and established threshold, target, and stretch performance standards for each objective. Objectives on the 2011 Emera Corporate Scorecard included a 90 per cent weighting for strengthening the financial position of the Company through generating growth as measured by:

•	Earnings per share; and

•	Cash flow per share.

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The corporate objective of maintaining and enhancing employee commitment and wellness received a 10 per cent weighting on the Scorecard.

The MRCC determined that the President and Chief Executive Officer, Emera; Chief Financial Officer; and Executive Vice President, Business Development, achieved 106 per cent of target performance pursuant to the 2011 Corporate Scorecard results. The following table shows the elements of the Emera Corporate Scorecard for 2011:

Emera Inc. Corporate Objective	Weighting	Target	Actual Result		Percentage Payout (1)
Earnings Per Share (EPS)(2)	60%	$1.81	$1.77	(2)	36%
Cash Flow Per Share(3)	30%	$3.14	$3.63		60%
Employee Commitment and Wellness as Measured by the Annual Employee Survey (4)	10%	Leadership development and mentoring continues and improvement on 2010 Health Assessment baseline levels	Target		10%

	100%		Total		106%

(1)	Percentage payouts, below or above target for financial measures, are prorated on a scale between each level of performance (50 per cent for threshold, 100 per cent for target and 200 per cent for stretch) The objectives for EPS were $1.76 at threshold, $1.81 at target and $1.91 for stretch. The Cash Flow Per Share objectives were $2.96 at threshold, $3.14 at target, and $3.51 at stretch.
(2)	Earnings Per Share for the Company were $1.99, or $2.00 excluding mark-to-market. The mark-to-market accounting adjustment arises as a result of a contract between Brookfield Power and Bear Swamp Power Company (of which each of Emera and Brookfield holds a 50 per cent interest). The contract fixes the price of power between Brookfield and Bear Swamp Power Company, but it does not fall within the strict hedge accounting rules and therefore gets mark-to-market treatment. The MRCC determined that EPS results for incentive calculation purposes should exclude the gain on the acquisition of Light & Power Holdings Ltd., and removing this gain adjusted EPS was $1.77 for 2011.
(3)	Cash Flow Per Share is calculated Net Cash Provided by Operations Before Working Capital divided by the weighted average number of shares outstanding for the same period.
(4)	Based on completing these objectives, the Company would expect a statistically significant increase on the annual employee survey relating to these areas.

The table below shows Emera’s trending for the period 2007 to 2011 of Earnings Per Share and Cash Flow Per Share as of December 31:

	2007 ($)	2008 ($)	2009 ($)	2010 ($)	2011 ($)
Earnings Per Share(1)	1.28	1.33	1.55	1.76	1.77

Cash Flow Per Share(2)	3.28	2.84	2.94	2.96	3.63

(1)	Earnings Per Share numbers reflect results excluding mark-to-market adjustments.
(2)	Cash Flow Per Share is calculated Net Cash Provided by Operations Before Working Capital divided by the weighted average number of shares outstanding for the same period.

Scorecard payouts on average over the last five years have been 26 per cent over target. Earnings per Share performance has trended upwards over the same period, increasing 38 per cent over the five-year period from 2007 to 2011.

2011 Nova Scotia Power Inc. (“NSPI”) Corporate Scorecard

The NSPI Corporate Scorecard is developed and recommended by NSPI management for approval by the NSPI Management Resources, Compensation, and Corporate Responsibility Committee (MRCCR) and the NSPI Board of Directors at the beginning of each year and receives final approval from the Emera MRCC. It is used to determine the Annual Incentive for NSPI’s President and Chief Executive Officer, one of the Named Executive Officers in 2011.

Objectives on the 2011 NSPI Corporate Scorecard included a 40 per cent weighting for strengthening the financial position of NSPI by generating growth, as measured by financial earnings and cash from operations. Reliability and Reputation with the Customer received a 30 per cent weighting. Asset Management was weighted at 15 per cent, People and Safety made up the balance at 7.5 per cent each respectively.

On the recommendation of the NSPI MRCCR, the MRCC determined that the Named Executive Officer of NSPI achieved an aggregate of 95.3 per cent of target on all the objectives measured in the NSPI Corporate Scorecard in 2011.

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The following table shows the objectives of the NSPI Corporate Scorecard for 2011:

Nova Scotia Power Inc. Corporate Objective	Weighting	Target	Actual Result	Percentage Payout
Safety	7.5%	Best Ever Loss Time Frequency (LTF) =<0.18 (approximately 3 or 4 events based per hours); PLUS 95% of critical task reviews are completed by SMT; PLUS an annual audit on the Safety Program scores 90% with no one element below 85%; PLUS annual audit on Safety Program scores 90% with no one element below 85%; PLUS Best Ever All Injury Frequency (AIF) =<.88	Threshold	3.75%

People – Attract, retain and develop the talent required	7.5%	70% of leaders and high potentials participate in a focused leadership development program; AND statistically significant improvement on health screen BMI results; AND we achieve 80% Employee Commitment Index on 2011 Annual Employee Survey	Threshold	3.75%

Customer – Advancement and cost effectiveness of 5-year reliability plan; reliability statistics; performance during extreme storm events	10%	25% less tree/equip failure outages versus 2009 actuals OR 70% customer satisfaction with NSPI response to extreme storm events; PLUS 5% improvement in the effectiveness of reliability investment plan	Target	10.0%

Customer – Customer satisfaction with service interactions; cost recovery secured in rates; and overall satisfaction	20%	5% improvement over 2010 with more outstanding scores (9–10) and few very low scores (1–4) on transactional research; PLUS cost recovery secured in rates in alignment with the Strategic Plan	Target	20.0%

Asset Management – Progress on Greener Cleaner Strategy	15%	90% of projects > $5M are executed in 2011 within plus or minus 5% of the project budget; PLUS develop 2012 Capital Work Orders for next wind sites; AND achieve 2011 RES compliance	Stretch	30.0%

Financial – Earnings (1)	30%	$127 million	$123.5 million	22.5%

Financial – Cash From Operations (1)	10%	$297 million (Operating Free Cash Flow)	$270.5 million	5.3%

	100%		Total	95.3%

(1)	Actual results, below or above target, will be prorated on a scale between each level of performance. Percentage payouts, below or above target for financial measures, are prorated on a scale between each level of performance (50 per cent for threshold, 100 per cent for target and 200 per cent for stretch). The targets for Earnings were $120 million at threshold, $127 million at target and $242 million EBIT (Earnings Before Interest and Taxes) for stretch. The EBIT target focused on controlling operating costs as well as capital project spending. The Operating Free Cash Flow objective at threshold was $250 million, $297 million at target, and $300 million Cash from Operations at stretch. “Operating Free Cash Flow” is a measurement of both “Cash from Operations” and changes in “Working Capital” (e.g., accounts receivable, accounts payable, inventory etc.) while “Cash from Operations” excludes changes in “Working Capital”.

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2011 Emera Energy Incorporated

Mr. W.D. O’Connor participates in Emera Energy Incorporated’s Annual Incentive Plan. Under the plan, Mr. O’Connor is allocated an Annual Incentive determined by the MRCC based on the year-end EBIT financial results of Emera Energy Inc. and in consideration of an assessment of Emera Energy’s overall achievement of objectives, including financial results and progress on new business development, as well as asset management and human resource development.

2011 Emera Newfoundland & Labrador

Mr. Janega participates in an Emera Newfoundland & Labrador (ENL) Scorecard, which in 2011 focused on Financial –Budget (15 per cent) and Capital (20 per cent), Customer (15 per cent), Asset Management (40 per cent) and People (10 per cent). On the recommendation of the ENL Management, the MRCC determined that ENL and the Named Executive Officer of ENL achieved an aggregate of 115 per cent of target on all the objectives measured in the ENL Corporate Scorecard in 2011. The following table shows the objectives of the ENL Corporate Scorecard for 2011:

Emera Newfoundland & Labrador Corporate Objective	Weighting	Target	Actual Result	Percentage Payout
Strong Financial Results – Budget	15%	Project budget on track as approved and utility accounting accepted by Auditors	Stretch	30%

Strong Financial Results – Capital	20%	Attain federal loan guarantee commitment	Threshold not achieved	0%

Customer – Reputation	15%	Community and industry consultation plan complete and implemented	Target	15%

Asset Management – Environmental Approval Process	20%	Finalize environmental strategy and register project by Sept 30th or alternate date as approved by the Board	Stretch	40%

Asset Management – Operating Strategy	20%	Define transmission corridors and basis of design	Target	20%

People – Operational Resourcing Plan	10%	Establish St. John’s Office; Project Management Office fully operational; PLUS complete staffing plan and recruit project manager	Target	10%

	100%		Total	115%

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Long-Term Incentive Program

There are two components of long-term incentive compensation for senior management, including the Named Executive Officers namely, the Performance Share Unit (“PSU Plan”) and the Senior Management Stock Option Plan (the “Stock Option Plan”). In 2011, the PSU Plan made up 75 per cent of the target long-term incentive compensatory value for all NEOs except Judy Steele. Ms. Steele received 100 per cent of her long-term incentive in PSUs in 2011. The Stock Option Plan makes up 25 per cent of the target long-term compensatory value for all NEOs except Ms. Steele. Ms. Steele did not participate in the Stock Option Plan in 2011. More details about the PSU Plan and the Stock Option Plan are set forth below.

The number of performance share units (“PSUs”) and stock options granted to senior management, including the Named Executive Officers, is determined based on competitive benchmarking data and the level of responsibility within the Company and generally, the level of grant increases with the level of responsibility. The MRCC is responsible for granting PSUs and stock options. The PSUs and the stock options increase or decrease in value in proportion to the increase or decrease in the market price of Emera’s common shares over the term of a particular grant. The options granted to senior management are determined as a percentage of base salary in each year. The value of stock-option grants is based on the Black-Scholes valuation methodology.

Previous grants of stock options and PSUs to senior management are taken into account when recommending new grants by considering a three-year history on total compensation and is reviewed for senior management, including the Named Executive Officers, each year to ensure reasonable progression within the market.

Performance Share Unit Plan

The PSU Plan adopted by Emera is designed to retain and incent employee participants by allowing senior management to participate in the long-term success of the Company. Under the PSU Plan, participants receive annual grants of performance share units. The PSU Plan pays monetary rewards based on a combination of financial measurements over a three-year performance period as established by the MRCC pursuant to the PSU Plan.

The number of PSUs granted to each employee participant is intended to pay 100 per cent of the PSU target-based incentive at the end of the three-year performance period if Emera achieves its financial objectives measured by the following performance factors:

Performance Factor 1

Performance factor 1 is based on Emera’s average three-year total stock return in excess of the average three-year return of the S&P/TSX Capped Utilities Total Return Index as illustrated in the table below:

Relative Annual Return to S&P/TSX Capped Utilities Total Return Index	Performance Factor
Less than -5%	0.00
-5%	0.50
0%	1.00
5% or more	1.50

Performance Factor 2

Performance factor 2 is based on Emera’s average annual growth in Earnings Per Share. As well, dividends must be maintained at, or higher than, the December 31, 2010, levels. If dividends are reduced, factor 2 will be deemed to be 0 regardless of the Earnings Per Share growth as illustrated in the table below:

Emera Average Three-Year Absolute Earnings Per Share Growth (Compound Annual Growth Rate)	Performance Factor
Less than 4%	0.00
4%	0.50
6%	1.00
8% or more	1.50

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The value of each performance factor will be interpolated on the basis of the actual relative returns. In addition, all annual average returns or per cent over the three-year performance period will be determined on a compounded basis. If targets are not met, there is the potential for no payouts. If targets are exceeded, payouts may be as much as, but not more than, two times the initial grant value.

The amount payable to senior management, including Named Executive Officers, at the end of the three-year performance period is determined by:

1.	the number of PSUs held;

2.	the average 50 trading-day share price as at the end of the three-year performance period; and

3.	Emera’s financial performance against the two equally-weighted performance factors over the three-year performance period.

Entitlements if Participant Leaves Employment Prior to Payout Date

If a participant leaves Emera’s employment prior to the payout date and is under the age of 55 at the date of termination, the participant is not entitled to a payout for that particular grant of PSUs. An exception to this would be in the event of the death of a participant.

If, prior to the payout date, a participant:

1.       leaves Emera’s employment between age 55 and 65 and does not work for, or on behalf of, one of Emera’s competitors; or

2.       retires on or after age 65,

s/he will be eligible to receive a prorated portion of the payout for that particular grant based on the period during which they were employed by Emera during the three-year performance period. The payout will be made after the end of the three-year performance period.

If a participant dies prior to the payout date, their named beneficiary will be eligible to receive a prorated portion of the payout based on the period during which they were employed during the three-year performance period for that particular grant. The payout will be made after the end of the three-year performance period.

In 2011, the performance factor applied to PSUs vesting was 1.49, reflecting the Company’s strong performance over the three-year period from 2009 to 2011, and resulted in a total payout of $4.9 million. This payout was 1.95 times the original grant value in 2009.

The following are the actual performance factor results for the three-year period from 2009 to 2011:

	Emera Total Return	Factor 1: S&P/TSX Capped Utilities Total Return Index	Factor 2: Earnings Per Share Growth	Overall Factor
2009	18.5%	19.1%	16.5%	—
2010	30.8%	18.4%	11.0%	—
2011	9.8%	6.5%	2.9%	—

Average Annual Compounded Return	19.4%	14.5%	10.0%	—

Emera’s Relative Return	—	4.9%	—	—

Resulting Performance Factor	—	1.488	1.500	1.494

EMERA INC.    33

The performance targets for the PSU awards are used for compensation purposes only and are not suitable for any other purpose. There is no assurance that any performance level will be met. The targets may also constitute forward-looking information. Forward-looking statements are based upon a number of assumptions and are subject to a number of known and unknown risks and uncertainties, any of which are beyond Emera’s control, which could cause actual results to differ materially from the performance targets. Please see the cautionary statement in the 2011 Annual Report respecting risks and assumptions relevant to Emera’s determination of performance targets for compensation purposes.

Senior Management Stock Option Plan

The administration of the Senior Management Stock Option Plan (the “Stock Option Plan”) has been delegated to the MRCC by the Board of Directors. Under the Stock Option Plan, the MRCC is responsible for designating, based on Management’s recommendation, which employees of the Company and its affiliates will be eligible to participate in the Stock Option Plan. All of the NEOs, except Ms. Steele, participated in the Stock Option Plan and have received stock options in 2011 as a part of their long-term incentive.

Options are currently designed to deliver a percentage of the long-term incentive opportunity for senior management, including the Named Executive Officers, and have been retained to recognize their importance as a component of competitive executive compensation and to preserve a long-term focus. The level of grant increases with the level of responsibility.

Options may be exercised for up to a maximum of 10 years. All options granted to date are exercisable on a graduated basis, with up to 25 per cent of the options exercisable on the first anniversary date, and in further 25 per cent increments on each of the second, third, and fourth anniversaries of the grant. If an option is not exercised within 10 years, it expires and the employee loses all rights thereunder. The holder of an option has no rights as a Shareholder until the option is exercised and shares have been issued. The price at which stock options may be exercised is the closing market price of the Company’s common shares on the Toronto Stock Exchange on the last business day on which such shares were traded immediately preceding the effective date of the grant of an option.

Unless the term of an option has expired, vested options may be exercised within the 24 months following the date of retirement or termination for other than just cause, and within six months following the date of termination for just cause, resignation, or death. If options are not exercised within such time, they expire.

The maximum percentage of shares under all security-based compensation (including the Stock Option Plan) issuable to insiders of the Company at any time is 10 per cent of the issued and outstanding shares of the Company. The maximum number of shares to be optioned to any one person under the Stock Option Plan is five per cent of the issued and outstanding shares of the Company at the date of the grant of the option. The number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements, will not exceed 10 per cent of the issued and outstanding shares of the Company.

Under the Stock Option Plan, options may be granted in respect of authorized and unissued common shares of the Company, to a maximum of 6,700,000 shares, or approximately 5.42 per cent of the total issued and outstanding common shares of the Company as of the date of this Circular. As of April 16, 2012, 3,637,247 shares (approximately 2.94 per cent of the total issued and outstanding common shares of the Company) have been issued under the Stock Option Plan since its inception, and 1,828,175 shares (approximately 1.48 per cent of the total issued and outstanding common shares of the Company) are issuable under actual grants of options. Under the Plan, options remain available to be granted in respect of 1,234,578 shares (approximately 1.0 per cent of the total issued and outstanding common shares of the Company).(1)

(1)	The prescribed information in this paragraph is as of the date of the Circular, April 16, 2012. Prescribed information about the Stock Option Plan is also contained in the table later in this Circular under the heading “Shares Authorized for Issuance Under Equity-Based Compensation Plans” which is as of December 31, 2011, the end of the Company’s most recently completed financial year.

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The table below summarizes certain ratios regarding the Stock Option Plan, namely dilution, burn rate and overhang as defined in the table and measured as a percentage of the total number of shares outstanding as of December 31, 2011, 2010 and 2009:

	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009
Dilution (total number of options outstanding divided by total number of shares outstanding)	1.49%	1.87%	1.84%
Burn Rate (total number of options granted in a fiscal year, minus expired options, divided by the total number of shares outstanding)	0.11%	0.34%	0.33%
Overhang (total shares available for issuance, plus options outstanding, divided by the total number of shares outstanding)	4.23%	5.20%	5.50%

Stock options issued under the Stock Option Plan are non-assignable. The Stock Option Plan permits transfers from the estate of a deceased option holder to the ultimate beneficiaries under the deceased’s will. The option can then be exercised by such beneficiaries.

The Board of Directors of the Company may amend or discontinue the Stock Option Plan by resolution at any time, provided, however, that no such amendment:

•	results in any extension of the term of a stock option benefitting an optionee;

•	results in any reduction to the exercise price of a stock option benefitting an optionee;

•	increases the maximum number of shares that may be optioned under the Stock Option Plan;

•	changes the manner of determining the option price; or

•	without the consent of the optionee, alters or impairs any stock option previously granted to an optionee under the Stock Option Plan.

Any amendment to the Stock Option Plan may be subject to the approval of regulatory authorities, including the listing requirements of the Toronto Stock Exchange and other stock exchanges, and may require Shareholder approval.

In 2011, the Company provided no financial assistance to participants under the Stock Option Plan to facilitate the purchase of shares under the Plan.

EMERA INC.    35

Performance Graph

The following performance graph compares the Company’s cumulative total Shareholder return (assuming an investment of $100 and reinvestment of dividends) for its shares with that of the S&P TSX Utilities Index and the S&P TSX Composite Index.

Cumulative Total Return on $100 Investment – December 31, 2006 to December 31, 2011 ($)

Emera Group Information

From 2006 to 2011, the cumulative total Shareholder return for Emera was 82.3 per cent. The chart above shows the steady growth of Emera from 2006 to 2011, which has exceeded market comparators (48.8 per cent more than the S&P TSX Utilities Index and 75.6 per cent more than the S&P TSX Composite Index). During the same period, total annual salaries and annual incentives for the Named Executive Officers who have led this significant performance increased 44.3 per cent.

One-Year Total Shareholder Return vs CEO’s Salary and Incentive

Total Shareholder return for Emera from 2010 to 2011 was 9.8 per cent. During the same period, total annual salary, annual incentive, share- and option-based awards for the President and Chief Executive Officer, Emera, increased 1.2 per cent.

NEO Compensation Totals

The total annual salary, annual incentive and long-term PSU payouts earned in 2011 for the Named Executive Officers totalled $6,012,707, which represents 2.5 per cent of the Company’s net earnings applicable to common shares of $241,100,000 for the period ended December 31, 2011.

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Summary NEO Compensation Table

					Non-equity Incentive Plan Compensation
Name and Principal Position	Year	Salary(1) ($)	Share- Based Awards(2) ($)	Option- Based Awards(3) ($)	Annual Incentive Plans(4) (5) (6) ($)	Pension Value(7) ($)	All Other Compensation(8) ($)	Total Compensation ($)
C.G. Huskilson
President & Chief	2011	747,115	899,863	300,150	556,500	464,000	23,846	2,991,474
Executive Officer	2010	625,000	500,034	500,038	849,375	471,000	23,741	2,969,188
Emera Inc.	2009	649,038	421,820	421,931	693,750	249,000	20,438	2,455,977
J.A. Steele	2011	222,800	39,020	0	190,547	276,000	6,000	734,367
Chief Financial Officer	2010	151,876	39,020	0	88,000	32,000	6,000	316,896
Emera Inc.	2009	145,688	36,250	0	88,000	73,000	6,000	348,938
N.G. Tower
Executive Vice President	2011	398,851	260,033	69,966	254,400	385,000	39,407	1,407,657
Business Development	2010	349,231	183,878	61,131	287,700	187,000	15,355	1,084,295
Emera Inc.	2009	321,385	162,795	54,216	316,600	85,000	16,866	956,862
R.R. Bennett
President & Chief	2011	398,846	179,966	60,030	190,000	304,000	19,339	1,152,181
Executive Officer	2010	349,519	157,480	52,521	168,720	187,000	18,972	934,212
Nova Scotia Power Inc.	2009	336,692	146,309	48,694	195,240	286,000	24,260	1,037,195
W.D. O’Connor
President & Chief	2011	284,269	85,429	28,566	502,000	25,650	12,069	937,983
Operating Officer	2010	275,000	82,441	27,552	357,000	24,750	13,240	779,983
Emera Energy Inc.	2009	274,539	82,385	27,610	345,000	24,750	11,921	766,205
R.C. Janega
President	2011	295,385	134,865	45,126	192,000	278,000	15,834	961,210
Emera Newfoundland	2010	255,865	95,657	31,857	68,688	254,000	13,384	719,451
& Labrador	2009	249,231	89,879	30,120	97,056	98,000	13,851	578,137

(1)	Salary information is based on actual earnings.
(2)	Includes DSU special awards and PSU grants. It does not reflect DSUs received in lieu of cash bonuses. See “Deferred Share Unit Plan” for further details. The initial value of a PSU was based on the average 50 trading-day share price on December 31, 2010 ($31.19) . In 2011, the share-based awards for the EVP, Business Development, Emera Inc., included a special DSU grant with an intended award value of $50,000 for project milestones related to Emera Newfoundland & Labrador.
(3)	The value of stock option grants is based on the Black-Scholes valuation methodology. Stock options granted to the Named Executive Officers in 2010 were based on the Black-Scholes value which was determined to be equal to 12.9 per cent of the closing share price of $32.06 as of February 15, 2011, or $4.14 per option. The value of stock option grants is based on Emera’s common share closing price on the last trading day prior to the grant date multiplied by a Black-Scholes factor of 10.5 per cent, multiplied by the number of options granted. The Black-Scholes value ratio was determined using the following assumptions: an estimated volatility of 17.5 per cent (based on daily historical share price for the three-year period ending on January 28, 2011), estimated dividend yield of 4.53 per cent, risk-free interest rate of 3.08 per cent, and an expected life of seven years of the 10-year option term. The Company has chosen to use Black-Scholes as the methodology for determining the fair value of options granted as it is an appropriate and commonly used methodology to value stock options.
(4)	In 2011, Mr. C.G. Huskilson, Ms. J. Steele, and Ms. N.G. Tower participated in the Emera Corporate Scorecard which included specific financial targets of Earnings Per Share (60 per cent), cash flow per share (30 per cent), and leadership of people (10 per cent). In 2011, Earnings Per Share were $1.77 (excluding a mark-to-market adjustment for 2011 and gain on Light & Power Holdings Ltd. acquisition) which was just over threshold or 36 per cent, cash flow per share was over stretch at $3.63 or 60 per cent, and the leadership measure achieved target and paid out at 10 per cent. Based on these year-end results, it was determined by the MRCC that the Named Executive Officers for Emera achieved 106 per cent of target on the Emera Corporate Scorecard. In 2011, Mr. R.R. Bennett participated in the Nova Scotia Power Inc. Corporate Scorecard which included specific financial targets of financial earnings and free cash flow (40 per cent), service reliability and customer satisfaction (30 per cent), asset management (15 per cent), safety excellence (7.5 per cent), and leadership of people (7.5 per cent). Based on year-end results, it was determined by the MRCC that Mr. Bennett achieved 95.3 per cent of target on the Nova Scotia Power Inc. Corporate Scorecard.

The annual incentive for the Named Executive Officer for Emera Energy Inc., Mr. W.D. O’Connor, was based on the year-end financial results of Emera Energy Inc. and based on an assessment of achievement of objectives, including progress on new business development and human resource development.

In 2011, Mr. R.C. Janega participated in the Emera Newfoundland & Labrador Scorecard which included specific financial targets for operating budgets and capital (35 per cent), customer communication (15 per cent), asset management for environment and operating (40 per cent) and an operational resourcing plan (10 per cent). Based on year-end results it was determined that Mr. Janega achieved 115 per cent of target on the Emera Newfoundland & Labrador Scorecard.

(See the section entitled “2011 Annual Incentive Results” earlier in this Circular for more information about the Emera Corporate Scorecard, the NSPI Corporate Scorecard and the Emera Newfoundland & Labrador Scorecard)

(5)	The non-equity incentive plan compensation reflects amounts earned within the 2011 performance year and paid in 2012. Mr. C.G. Huskilson elected not to receive any of his 2011 Annual Incentive in DSUs. Ms. N.G. Tower elected to receive 50 per cent of her 2011 Annual Incentive ($127,200) in DSUs. Mr. R.R. Bennett elected to receive 50 per cent of his 2011 Annual Incentive ($95,300) in DSUs. Mr. W.D. O’Connor elected to receive 33 per cent of his 2011 Annual Incentive ($165,660) in DSUs. Mr. R.C. Janega elected to receive 75 per cent of his 2011 Emera Annual Incentive ($103,500) in DSUs. Ms. J.A.Steele did not participate in the DSU plan for 2011.

(6)	The 2011 non-equity incentive plan compensation for Ms. J.A. Steele includes a bonus amount of $51,500 for objectives achieved in Emera Energy in 2011 and a lump sum amount of $53,480 in lieu of additional long-term incentive received during her assignment as interim CFO, Emera Inc. The 2011 non-equity incentive plan compensation for Mr. R.C. Janega includes an amount of $54,000 for achievement of additional project milestones in Emera Newfoundland & Labrador.
(7)	Further information concerning pension values can be found in the section entitled “Pension Plan Benefits”.
(8)	As part of their compensation, the Named Executive Officers are eligible to receive Life and Accidental Death and Dismemberment (ADD) Insurance coverage of five times annual base salary to a maximum of $1,000,000 ($1,500,000 for the President and Chief Executive Officer); supplementary retirement plan contributions for amounts beyond the allowable Canada Revenue Agency pension limits; annual income tax return preparation in conjunction with retirement planning; monthly parking; monthly car allowance plus mileage, as applicable; and an annual wellness/fitness allowance. These items are included in the All Other Compensation column and some of these items are considered taxable benefits.

EMERA INC.    37

Outstanding Share-Based Awards and Option-Based Awards

The following table describes all share-based and option-based awards outstanding as of December 31, 2011 for each Named Executive Officer:

		Option-based Awards(1) (Stock Options)			Share-based Awards (Restricted Share Units (RSUs) and Deferred Share Units (DSUs)
Name	Number of Securities Underlying Unexercised Option (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(2)	Number of Shares or Unit of Shares That Have Not Vested (#)(3)	Market or Payout Value of Share-Based Awards That Have Not Vested($)(4)	Market or Payout Value of Vested Share-Based Awards That Have Not Been Paid Out ($)(5)
C.G. Huskilson	72,500	32.06	February 15, 2021	71,050	78,359	2,588,981	4,846,472
	26,400	24.63	June 5, 2020	222,024
	147,000	23.94	February 16, 2020	1,337,700
	168,100	21.99	February 12, 2019	1,857,505
	79,500	21.58	February 14, 2018	911,070
	163,800	20.42	March 8, 2017	2,067,156
	172,900	19.88	March 16, 2016	2,275,364
	160,200	19.50	February 9, 2015	2,169,108
J.A. Steele (6)	N/A	N/A	N/A	N/A	2,616	86,433	0
N.G. Tower	16,900	32.06	February 15, 2021	16,562	13,198	436,062	1,214,253
	21,300	23.94	February 16, 2020	193,830
	21,600	21.99	February 12, 2019	238,680
	21,500	21.58	February 14, 2018	246,390
	42,100	20.42	March 8, 2017	531,302
	30,500	19.88	March 16, 2016	401,380
	19,600	19.50	February 9, 2015	265,384
	14,400	17.79	February 5, 2014	219,600
	9,000	15.73	February 5, 2013	155,790
	4,750	17.55	October 27, 2012	73,577
R.R. Bennett	14,500	32.06	February 15, 2021	14,210	20,491	677,023	589,665
	13,725	23.94	February 16, 2020	124,897
	9,700	21.99	February 12, 2019	107,185
	2,500	21.58	February 14, 2018	28,650
W.D. O’Connor	6,900	32.06	February 15, 2021	6,762	5,624	185,817	684,358
	7,200	23.94	February 16, 2020	65,520
	5,500	21.99	February 12, 2019	60,775
	4,900	22.59	June 1, 2018	51,205
R.C. Janega	10,900	32.06	February 15, 2021	10,682	9,183	303,406	234,221
	11,100	23.94	February 16, 2020	101,010
	12,000	21.99	February 12, 2019	132,600
	9,700	21.58	February 14, 2018	111,162
	12,000	20.42	March 8, 2017	151,440
	12,000	19.88	March 16, 2016	157,920
	2,800	19.50	February 9, 2015	37,912

(1)	Option-based awards include both vested and unvested options.
(2)	The value of all unexercised option-based awards was calculated using a December 31, 2011, closing share price of $33.04.
(3)	Unvested share-based awards include initial Performance Share Unit (PSU) and Deferred Share Unit (DSU) grants and any additional PSUs and DSUs from dividend reinvestment as of December 31, 2011.
(4)	The market or payout value of share-based awards values were calculated based on an assumed performance factor of 1 and a December 31, 2011, closing share price of $33.04.
(5)	Value vested share-based awards represent Deferred Share Units (DSUs).
(6)	In 2011, Ms. Steele was not a participant in the Senior Management Stock Option Plan.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table describes the value of all option-based awards, share-based awards, and non-equity incentives that vested, or were earned, during 2011 for each Named Executive Officer:

Name	Option-Based Awards Value Vested During 2011(1) ($)		Share-Based Awards (Performance Share Units (PSUs) and Deferred Share Units (DSUs)) Value Vested During 2011(2)(3) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(4) ($)
C.G. Huskilson	1,378,057		1,180,377	556,500
J.A. Steele	N/A	(6)	70,708	190,547
N.G. Tower	263,236		368,272	254,400
R.R. Bennett	N/A	(5)	382,316	190,600
W.D. O’Connor	N/A	(5)	160,670	502,000
R.C. Janega	126,836		223,589	192,000

(1)	Represents the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting (eligibility) date in 2011.
(2)	This dollar amount represents the payout of 2009 PSU grants based on the performance factors established in 2009. In 2011, the value of share-based awards vested during the year reflects performance factors based on Emera’s relative performance versus the S&P/TSX Capped Utilities Total Return Index and Emera Inc.’s average annual growth in Earnings per Share. The payout at the end of the three-year performance period is calculated based on vested PSUs x Performance Factors x Period Ended Share Price. The overall performance factor was 1.49. The average share price during the last 50 trading days of 2011 was $32.54.
(3)	This dollar amount includes the value of DSUs vested in 2011, including additional DSUs from dividend equivalents, and calculated at a December 31, 2011, closing share price of $33.04. In 2011, for Mr. C.G. Huskilson this amount equalled $357,724. For Ms. N.G. Tower this amount equalled $50,782. For Mr. R.R. Bennett this amount equalled $96,939 and for Mr. R.J.C.Janega this amount equalled $48,304.
(4)	This dollar amount represents the 2011 incentive payout as previously discussed in the Summary Compensation Table.
(5)	All 2011 vested option-based awards were exercised in 2011.
(6)	In 2011, Ms. Steele was not a participant in the Senior Management Stock Option Plan.

Aggregated Option Exercises During 2011 and 2011 Option Values

The following table summarizes for each of the Named Executive Officers the number of common shares acquired pursuant to the exercise of stock options during the fiscal year ended December, 31, 2011, if any; the aggregate value realized upon exercise, if any; and the number of common shares covered by unexercised options under the Stock Option Plan as at December 31, 2011. Aggregate value realized upon exercise, if any, is the difference between the fair market value of the common shares on the exercise date and the exercise or base price of the option. Value of unexercised in-the-money options at fiscal year-end, if any, is the difference between the exercise or base price of the options and the fair market value of the common shares on December 31, 2011, which was $33.04.

	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2011		Value of Unexercised In-the-Money Options at December 31, 2011
Name			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
C.G. Huskilson	159,000	2,540,725	683,925	306,475	8,513,614	2,397,363
J.A. Steele (1)	N/A	N/A	N/A	N/A	N/A	N/A
N.G. Tower	Nil	Nil	152,600	49,050	1,999,623	342,872
R.R. Bennett	48,475	575,194	Nil	40,425	Nil	274,942
W.D. O’Connor	16,600	153,547	Nil	24,500	Nil	184,262
R.C. Janega	22,200	276,357	42,850	27,650	522,196	180,530

(1)	In 2011, Ms. Steele was not a participant in the Stock Option Plan.

EMERA INC.    39

Pension Plan Benefits

The Named Executive Officers are members of the corporate pension plan and participate on either a defined benefit basis or a defined contribution basis.

Defined Benefit

The following table shows years of credited service, estimated pension amounts, and changes to accrued obligations from January 1, 2011, to December 31, 2011, for the Named Executive Officers who participate in the corporate pension plan on a defined benefit basis.

	Number of Years Credited Service (#)	Annual Benefits Payable		Accrued Obligation at Start of Year ($)	Compensatory Change(2)(3) ($)	Non- Compensatory Change ($)	Accrued Obligation at Year End ($)
Name		At Year End(1) ($)	At Age 65 ($)
C.G. Huskilson	31.58	552,000	612,000	8,664,000	464,000	1,069,000	10,197,000
J.A. Steele	12.33	44,000	90,000	595,000	276,000	101,000	972,000
N.G. Tower	14.33	118,000	218,000	1,635,000	385,000	220,000	2,240,000
R.R. Bennett	23.67	178,000	263,000	2,626,000	304,000	510,000	3,440,000
R.C. Janega	22.08	112,000	178,000	1,835,000	278,000	327,000	2,440,000

(1)	Not eligible for immediate pension at year end, amount shown is the amount payable starting at age 65 if Named Executive Officer terminated employment at December 31, 2011.
(2)	Reflects change in accrued benefit obligation related to a) the employer cost of the additional pension service earned during 2011, and b) changes in pensionable earnings different than what was assumed.
(3)	The compensatory change includes a) value of the current service cost (value of benefits earned during the year) attributed to the employer, and b) the impact of salary increases different than expected on the total value of the pension for all service (Note—the value of the expected salary increase is built into the accrued benefit obligation figures). In 2011, Mr. Huskilson and the Board of Directors agreed to limit the pension amount payable from the corporate pension plan. The limit at future potential retirement dates was determined based on the pension plan formula and an assumed increase in pensionable earnings of approximately 4 per cent per year from the 2010 pensionable earnings levels. This limit is expected to reduce the amount that would otherwise be payable under the normal pension plan terms. As a result, year over year changes of more than 4 per cent to Mr. Huskilson’s earnings have no impact on his “compensatory change” component.

The defined benefit component of the plan entitles members to pension benefits based on 2 per cent of the average of the four highest years’ earnings (base salary plus up to 50 per cent of target short-term incentive) multiplied by each year of credited service to a maximum of 35 years credited service. Upon reaching age 65, pension benefits under the pension plan are reduced to reflect commencement of payments under the Canada Pension Plan (CPP). In addition, the Named Executive Officers are eligible to have portions of their Annual Incentive included in pensionable earnings.

The pension is payable upon the earlier of age 60 or age 55, provided that age and years of service add to at least 85. A member may also retire on a reduced formula if the member has attained age 55, but does not qualify for the rule of 85.

Members of the defined benefit component of the plan contribute 5.4 per cent of eligible earnings up to the year’s maximum pensionable earnings (“YMPE”) under the Canada Pension Plan, and 7 per cent of earnings between the YMPE and the amount on which pension benefits may be earned under a registered pension plan as permitted by the Income Tax Act (Canada).

Spousal benefits are paid on the death of a member at the rate of 60 per cent of regular pension benefits. The pension plan is indexed to the consumer price index to a maximum of 6 per cent per annum.

Due to Canada Revenue Agency’s limitations on the maximum pension benefit which may be paid under the pension plan, a portion of the pension earned after January 1, 1992, is provided under the terms of a Supplementary Employee Retirement Plan, which is secured by a letter of credit deposited in a retirement compensation trust.

The accrued pension obligation is calculated following the method prescribed by the Canadian Institute of Chartered Accountants and is based on management’s best estimate of future events that affect the cost of pensions, including assumptions about future salary adjustments and annual incentive award.

As noted above, Mr. Huskilson’s lifetime pension is capped at a pre-determined rate of 4 per cent a year.

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Defined Contribution

The following table shows accumulated value, estimated pension amounts, and changes to accrued obligations from January 1, 2011, to December 31, 2011, for the Named Executive Officer who participates in the corporate pension plan on a defined contribution basis.

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Non-Compensatory ($)	Accumulated Value at Year End ($)
W.D. O’Connor	177,500	25,650	2,550	205,700

The defined contribution component of the plan is a registered pension plan regulated by the Income Tax Act and the Nova Scotia Pension Benefits Act. Accordingly, contributions are deductible for income tax purposes.

The Company contributes a base amount to the participant’s account each pay period. The amount is expressed as a percentage of eligible earnings. Plan participants can also make contributions to the defined contribution component with the Company matching a portion of these contributions. Canada Revenue Agency limits apply.

Upon ending active employment with the Company at any age between 55 and 65, plan participants may start receiving retirement income through the purchase of a life annuity or by converting their account to a Life Income Fund (LIF).

The defined contribution component of the plan is administered on behalf of the Company by a major Canadian insurance company which acts in accordance with the provisions of the defined contribution component of the plan, the Income Tax Act, and the Nova Scotia Pension Benefits Act.

Mr. O’Connor participates in the defined contribution component of the plan. Under the terms of the defined contribution component, Mr. O’Connor and the Company each contribute 6 per cent of his base salary into the registered pension plan up to the total amount permitted under the Income Tax Act. For 2011, Mr. O’Connor and the Company each contributed $11,485. In addition, the Company maintains an account for any Company contributions which would be made in the absence of the Income Tax Act limits. For 2011, the additional Company contribution was $14,165.

Deferred Share Unit Plan (“DSU Plan”)

Emera has a DSU Plan for executives and senior management and each Named Executive Officer is a participant. A deferred share unit (“DSU”) is a bookkeeping entry that has a value based upon the value of one common share of the Company. Each DSU earns dividend equivalents in the form of additional DSUs. DSUs are not paid out until such time as the participant is no longer employed by the Company or any of its affiliates. When redeemed, the value of a participant’s DSUs is equivalent to the fair market value of an equal number of common shares of the Company.

Prior to the start of each financial year, the Named Executive Officers elect the portion of their upcoming Annual Incentive, if any, which is to be allocated to DSUs. When the Annual Incentive is paid to the Named Executive Officers, the amount elected is allocated to DSUs rather than paid in cash. Each DSU has a value equal to the market price of a Company common share. When a dividend is paid on Emera’s common shares, each participant’s DSU account is allocated additional DSUs equal in value to the dividend paid on an equivalent number of Emera common shares.

Following resignation, termination of employment or retirement, and on a date selected by the participant not later than December 15 of the next calendar year after resignation, termination or retirement, the value of the DSUs credited to the participant’s account is calculated by multiplying the number of DSUs in the participant’s account by the then market value of an Emera common share. The after-tax amount is paid to the participant. If a participant is a U.S. taxpayer, payment shall be made six months following the termination date.

In addition, special DSU awards may be made from time to time by the MRCC to selected executives and senior management to recognize singular achievements or to achieve certain corporate objectives.

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2011 DSU Plan Results

The table below identifies the amount of Annual Incentive for 2011 which each Named Executive Officer elected to receive as DSUs:

Name	Percentage of 2011 Annual Incentive Elected to Deferred Share Units (%)	Dollar Amount of 2011 Annual Incentive Elected to Deferred Share Units ($)
C.G. Huskilson (1)	0	0
J.A. Steele (2)	0	0
N.G. Tower	50	127,200
R.R. Bennett	50	95,300
W.D. O’Connor	33	165,660
R.C. Janega	75	103,500

(1)	Mr. C.G. Huskilson elected not to receive any of his 2011 Annual Incentive in DSUs.
(2)	In 2011, Ms. Steele was not a participant in the Deferred Share Unit Plan.

Executive Share Ownership Requirements

To align the interests of senior management with the interests of Shareholders, share ownership guidelines were introduced for designated executive officers in 2003. The guidelines, which must be achieved within five years of becoming a designated executive officer, are as follows:

President and Chief Executive Officer, Emera	4.0 times salary
President and Chief Executive Officer, Nova Scotia Power Inc. & Bangor Hydro Electric Co.	2.0 times salary
Chief Operating Officers and Executive Vice President	2.0 times salary
Vice Presidents	1.0 times salary

Share ownership is based on the number of shares owned by an individual, plus DSUs which may be acquired pursuant to the Company’s DSU Plan. DSUs are considered share equivalents.

The DSU Plan is intended to facilitate achievement of share ownership guidelines without diluting the Shareholder base. DSUs are an income deferral mechanism only, and therefore there are no performance targets attributable to DSUs. Under the DSU Plan, each participant may elect to defer all or a percentage of the Annual Incentive award in the form of DSUs until the applicable guidelines are met.

2011 Executive Share Ownership Results

The share and/or share equivalent ownership for those Named Executive Officers governed by the ownership guidelines are set out below. The estimated value is based on the closing price of Emera’s common shares on December 31, 2011 of $33.04. All but one of the Named Executive Officers have met or exceeded their share ownership requirements:

Named Executive Officer	Shares/Share Equivalents(1) (#)	Estimated Value ($)	Multiple of Base Salary
C.G. Huskilson	188,312	6,221,828	8.2
J.A. Steele (2)			—
N.G. Tower	47,311	1,563,155	3.9
R.R. Bennett	27,131	896,408	2.2
W.D. O’Connor	30,570	1,010,033	3.5
R.C. Janega (3)	14,399	475,743	1.5

(1)	Includes vested and not yet vested DSUs calculated at a December 31, 2011, closing share price of $33.04.
(2)	In 2011, Ms. Steele was not a participant in the Deferred Share Unit Plan.
(3)	Mr. Janega has until January 2014 to achieve his share ownership requirements.

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Other Executive Benefits

The Company provided executives with additional benefits in accordance with the compensation program objectives and for the purpose of retention and motivation. As part of their compensation, senior management, including the Named Executive Officers, are eligible to receive:

•	Life and Accidental Death and Dismemberment (ADD) Insurance coverage of five times annual base salary to a maximum of $1,000,000 ($1,500,000 for the President and Chief Executive Officer);

•	supplementary retirement plan contributions for amounts beyond the allowable Canada Revenue Agency pension limits;

•	annual income tax return preparation in conjunction with retirement planning;

•	monthly parking;

•	monthly car allowance plus mileage, as applicable; and

•	an annual wellness/fitness allowance for a recreational and/or social club.

Some of these items are considered as taxable benefits and are reported in the Summary Compensation Table for the Named Executive Officers. All retired employees are eligible to continue basic life and accident insurance as well as extended health coverage.

Termination and Change of Control Benefits

The following table provides the estimated amounts of incremental payments, payables and benefits to which each Named Executive Officer would be entitled under various plans and arrangements, assuming retirement, resignation, termination without cause, termination for cause, and separation from the Company in circumstances of a change of control, assuming the triggering event took place on December 31, 2011:

Name	Termination Scenario(1)	Cash Severance ($)	Short-Term Incentive ($)	Performance Share Units (PSUs) ($)	Deferred Share Units (DSUs) ($)	Stock Options ($)	Continuation of Benefits (Present Value)(2) ($)	Total ($)
C.G. Huskilson	Retirement/Resignation	0						0
	Termination for Cause	0						0
	Not for Cause	1,500,000	1,050,000		1,073,172		42,700	3,665,872
	Control Change	1,500,000	1,050,000	1,548,849	1,073,172		42,700	5,214,721
J.A. Steele	Retirement/Resignation	0						0
	Termination for Cause
	Not for Cause
	Control Change
N.G. Tower	Retirement/Resignation	0						0
	Termination for Cause	0						0
	Not for Cause	400,000	240,000	213,361			19,900	873,261
	Control Change	400,000	240,000	436,062				1,076,062
R.R. Bennett	Retirement/Resignation	0						0
	Termination for Cause	0						0
	Not for Cause	400,000	200,000	182,744	303,472		18,700	1,104,916
	Control Change	400,000	200,000	373,517	303,472			1,276,990
W.D. O’Connor	Retirement/Resignation	0						0
	Termination for Cause	0						0
	Not for Cause	285,000	285,460					570,460
	Control Change	0
R.C. Janega	Retirement/Resignation	0						0
	Termination for Cause	0						0
	Not for Cause	300,000	120,000	120,409				540,409
	Control Change	300,000	120,000	255,102	48,304			723,406

(1)	Change of control scenarios also assume all unvested PSUs would become payable in full and are valued based on an assumed performance factor of 1 and a year-end closing price of $33.04. Change of control scenarios also assume all unvested DSUs would become payable and are valued based on a year-end closing share price of $33.04.
(2)	Continuation of benefits reflects amounts for car allowance and health and dental benefits.

EMERA INC.    43

The following is a summary of termination and change of control benefits afforded to each Named Executive Officer under his or her employment contract:

C.G. Huskilson, President and Chief Executive Officer, Emera

Resignation	Entitled to all compensation and benefits up to the effective date of resignation.

Terminated for Cause	Will not be entitled to compensation upon or following such termination.

Terminated without Cause	Entitled to 24 months’ compensation based upon annual salary, Annual Incentive at target, and car allowance in effect at the time, salary to termination date, any accrued but unused vacation time, health, dental and other such benefits for 12 months.

Change in Control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities and there is a substantial reduction in responsibilities or scope of authority, Mr. Huskilson may elect within three months following such substantial reduction in responsibilities or scope of authority to terminate employment and receive 24 months’ compensation and 12 months of benefits.

Retirement	Mr. Huskilson is eligible to retire with an unreduced pension on June 30, 2012. He has agreed to advise the Company at least one year in advance of any proposed retirement. Information regarding pension entitlement is contained in the section entitled “Pension Plan Benefits”.

PSUs/DSUs	Under all scenarios, unless otherwise noted, Mr. Huskilson shall be entitled to payments associated with PSUs, DSUs, and stock options according to the terms and conditions of the plans.

Other	Under any termination of employment by the Company, or as a result of death, all entitlement to DSUs previously granted in May 2006, which have not yet been vested at the date of such termination or death, shall vest immediately.

J.A. Steele, Chief Financial Officer, Emera Inc.

Resignation	Entitled to all compensation and benefits up to the effective date of resignation.

Terminated for Cause	Will not be entitled to compensation upon or following such termination.

Terminated without Cause	Would be paid in accordance with common law.

Change in Control	Ms. Steele’s employment contract does not contain change of control provisions.

Retirement	Ms. Steele becomes eligible to retire with an unreduced pension on October 31, 2019. Information regarding pension entitlement is contained in the section entitled “Pension Plan Benefits”.

PSUs/DSUs	Under all scenarios, unless otherwise noted, Ms. Steele shall be entitled to payments associated with PSUs, DSUs, and stock options according to the terms and conditions of the plans.

Other	No other conditions.

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N.G. Tower, Executive Vice President, Business Development, Emera Inc. and Chief Executive Officer, Emera Newfoundland & Labrador Inc.

Resignation	Entitled to all compensation and benefits up to the effective date of resignation.

Terminated for Cause	Will not be entitled to compensation upon or following such termination.

Terminated without Cause	Entitled to a lump sum equal to 12 months’ compensation based upon annual salary, Annual Incentive at target, and car allowance in effect at the time, salary to termination date, any accrued but unused vacation time, health, dental and other such benefits for 12 months or until she obtains new employment benefit coverage.

Change in Control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities and there is a substantial reduction in responsibilities or scope of authority, Ms. Tower may elect, within three months following such substantial reduction in responsibilities or scope of authority, to terminate employment and receive 12 months’ compensation calculated on the basis of her annual salary and target bonus then in effect.

Retirement	Ms. Tower becomes eligible to retire with an unreduced pension on March 31, 2019. Information regarding pension entitlement is contained in the section entitled “Pension Plan Benefits”.

PSUs/DSUs	Any unvested PSUs held at the date of termination without cause will be prorated. Under all scenarios, unless otherwise noted, Ms. Tower shall be entitled to payments associated with PSUs, DSUs, and stock options according to the terms and conditions of the plans.

Other	No other conditions.

R.R. Bennett, President and Chief Executive Officer, Nova Scotia Power Inc.

Resignation	Entitled to all compensation and benefits up to the effective date of resignation.

Terminated for Cause	Will not be entitled to compensation upon or following such termination.

Terminated without Cause	Entitled to a lump sum equal to 12 months’ compensation based upon annual salary, annual target bonus and car allowance in effect at the time, salary to termination date, any accrued but unused vacation time, health, dental and other such benefits for 12 months.

Change in Control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities and there is a substantial reduction in responsibilities or scope of authority, Mr. Bennett may elect, within three months following such substantial reduction in responsibilities or scope or authority, to terminate employment and receive 12 months’ compensation calculated on the basis of his annual salary and target bonus then in effect.

Retirement	Mr. Bennett becomes eligible to retire with an unreduced pension on October 31, 2017. Information regarding pension entitlement is contained in the section entitled “Pension Plan Benefits”.

PSUs/DSUs	Any unvested PSUs held at the date of termination without cause will be prorated. Under all scenarios, unless otherwise noted, Mr. Bennett shall be entitled to payments associated with PSUs, DSUs, and stock options according to the terms and conditions of the plans.

Other	If Mr. Bennett is terminated without cause, any special DSU grants received in 2008 will vest immediately.

EMERA INC.    45

W.D. O’Connor, President and Chief Operating Officer, Emera Energy Inc.

Resignation	Entitled to all compensation and benefits up to the effective date of resignation.

Terminated for Cause	Will not be entitled to compensation upon or following such termination.

Terminated without Cause	Entitled to a lump sum equal to 12 months’ compensation based upon annual salary in effect at the time, annual salary to termination date, and any accrued but unused vacation time.

Change in Control	Mr. O’Connor’s employment contract does not contain change of control provisions.

Retirement	Mr. O’Connor becomes eligible to retire on July 31, 2020. Information regarding pension entitlement is contained in the section entitled “Pension Plan Benefits”.

PSUs/DSUs	Under all scenarios, unless otherwise noted, Mr. O’Connor shall be entitled to payments associated with PSUs, DSUs, and stock options according to the terms and conditions of the plans.

Other	No other conditions.

Richard C. Janega, President of Emera Newfoundland & Labrador Holdings Inc.

Resignation	Entitled to all compensation and benefits up to the effective date of resignation.

Terminated for Cause	Will not be entitled to compensation upon or following such termination.

Terminated without Cause	Entitled to a lump sum equal to 12 months’ compensation based upon annual salary, annual target bonus in effect at the time, salary to termination date, any accrued but unused vacation time, health, dental and other such benefits for 12 months.

Change in Control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities and there is a substantial reduction in responsibilities or scope of authority, Mr. Janega may elect, within three months following such substantial reduction in responsibilities or scope or authority, to terminate employment and receive 12 months’ compensation calculated on the basis of his annual salary and target bonus then in effect.

Retirement	Mr. Janega becomes eligible to retire with an unreduced pension on December 31, 2017. Information regarding pension entitlement is contained in the section entitled “Pension Plan Benefits”.

PSUs/DSUs	Any unvested PSUs held at the date of termination without cause will be prorated. Under all scenarios, unless otherwise noted, Mr. Janega shall be entitled to payments associated with PSUs, DSUs, and stock options according to the terms and conditions of the plans.

Other	No other conditions.

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Shares Authorized for Issuance under Equity-Based Compensation Plans

The following table shows shares authorized for issuance under the Stock Option Plan and the Employee Common Share Purchase Plan as of December 31, 2011. There are no equity-based compensation plans that were not approved by Shareholders.

	(A)	(B)	(C)
Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Shares Available for Future Issuance Under Equity Compensation Plans (excluding column (A))
Equity-based compensation plans approved by Shareholders
• Senior Management
Stock Option Plan	1,831,397	22.44	1,530,778

• Employee Common Share
Purchase Plan	N/A	N/A	317,863

Total	1,831,397	22.44	1,848,641

Aggregate Indebtedness of Directors and Executive Officers and Indebtedness Under Securities Purchase or Other Programs

The Company does not have a program that allows for the provision of loans to Directors or executive officers, and the Company is not intending to initiate such a program. In addition, there is no program to allow loans or indebtedness under any share purchase program.

As of the date of this Circular, no Directors, nominees for Director or executive officers, or of any of their respective associates, were indebted to the Company or any of its subsidiaries.

As of the date of this Circular, except for routine indebtedness, there is no indebtedness of employees or former employees, executive officers or Directors to an entity other than Emera and its subsidiaries which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Emera or any of its subsidiaries. As of the date of this Circular, except for routine indebtedness and the loans described in the table below, there is no indebtedness of employees or former employees, executive officers or Directors to Emera or its subsidiaries.(1)

Aggregate Indebtedness of Employees and Former Employees

Purpose	To Emera or its subsidiaries
Employee mortgage loan for residence due to relocation at request of Company	$220,889

Material Transactions

During the year, insiders of the Company and its affiliates, including Directors, executive officers, proposed nominee Directors or their associates or corporations they controlled, did not have any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or will materially affect the Company.

Management Contracts

There are no functions of management which are performed by a person or company other than the Directors, executive officers or other employees of the Company.

Audit Committee Information

For information regarding Emera’s Audit Committee, including its Charter, composition, relevant education and experience of its members, Audit Committee oversight, policies and procedures for the approval of non-audit services and Auditors’ service fees, please refer to Emera’s Annual Information Form available on SEDAR at www.SEDAR.com or by contacting the Corporate Secretary of the Company.

(1)	As applicable to Emera, “routine indebtedness” includes: (i) loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; and (iii) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate Governance Highlights

Emera’s Board of Directors annually reviews its approach to corporate governance. It monitors best practices of leading corporations with a view to enhancing governance so as to create and preserve long-term Shareholder value. Details of Emera’s corporate governance practices may be found in the Statement of Corporate Governance Practices. Highlights include:

•	All Emera Directors are independent from management except the President and Chief Executive Officer (see “Board of Directors”);

•

The Board oversees the Company’s strategy, which includes overseeing the strategic planning process that results in a strategic plan, annually approving that strategic plan, taking into account, among other things, the opportunities and risks of the business (see “Board of Directors Charter”);

•	The Board oversees the Company’s risk management (see “Board of Directors Charter”);

•

The Board has a mandate for the Chair of the Board and written position descriptions for each of the Committee Chairs that describe the roles and responsibilities for these leadership positions (see “Position Descriptions”);

•

New Emera Directors receive an orientation and support for continuing education to familiarize them with the businesses, investments and key personnel of the Company (see “Orientation of New Directors and Continuing Education”);

•

Creating a culture of integrity begins with tone at the top. Directors, Officers and employees are required to annually sign an acknowledgement that they have reviewed and understand the Emera Group of Companies Standards of Business Conduct (see “Ethical Business Conduct”);

•

New Directors are recruited on the basis that they will make a strong contribution and have the background, skills and experience needed by the Board in view of the Company’s strategy (see “Nomination of Directors”);

•	The Company maintains competitive compensation for Directors designed to align Directors’ interests with its Shareholders (see “Compensation”);

•

Three standing Committees assist the Board in carrying out its responsibilities: the Audit Committee; the Management Resources and Compensation Committee, and the Nominating and Corporate Governance Committee (see “Committees of the Board of Directors”);

•

The Board annually assesses its performance in order to find ways to improve its effectiveness and the performance of the Chair, individual Directors, and the Board Committees (see “Board and Director Performance Assessments”).

Please read Emera’s entire Statement of Corporate Governance Practices below for more important details about the Company’s governance practices.

Board of Directors

Director Independence

All Emera Directors are independent from management, except Christopher G. Huskilson, who is the President and Chief Executive Officer of the Company. To be considered independent, a Director must be independent as defined under applicable Canadian securities laws and, in particular, must be free of any direct or indirect material relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the Director’s independent judgment. Use of the term “independent” in relation to a Director in this Circular shall refer to the foregoing meaning of that term. None of the independent Directors receive remuneration from Emera other than Directors’ retainers, fees or retainers for service as Chair of the Board or Chair of a Committee. Mr. J.D. Eisenhauer, who is Chair of the Board of Emera’s subsidiary, Nova Scotia Power Inc. (NSPI), receives an all-inclusive annual retainer from NSPI. Ms. M.J. Sheppard and Mr. R.S. Briggs receive a retainer and meeting fees for being members of the Board of Directors of Emera’s subsidiary, Emera Newfoundland & Labrador Holdings Inc.

To assure the Board’s independence, the Company’s Articles of Association provide that no more than two Directors may be employees of the Company or of a subsidiary or affiliate of the Company. Christopher G. Huskilson, as President and Chief Executive Officer of the Company, is the only Director employed by the Company.

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Board of Directors Charter

The Board of Directors believes that clear accountabilities lead to the best governance and, therefore, maintains a Charter for the Board. The Board of Directors Charter is attached to this Circular as Appendix “A”. Under the Charter, the Board is responsible for overseeing the management of the business of the Company and for providing stewardship and governance to ensure the viability and growth of its business. The Charter describes the duties and responsibilities of the Board in matters of independence and integrity, strategic planning, risk responsibility, leadership and succession, financial reporting, corporate communications, public disclosure, and corporate governance.

Strategic Planning

The President and Chief Executive Officer, in collaboration with executive officers and the Board of Directors, develops a strategic plan which is presented to the Directors at a mid-year strategic retreat for approval. Pursuant to the Board of Directors Charter, oversight and guidance of the Company’s strategy is one of the primary roles of the Board. Directors participate in the development of the corporate strategy which determines the annual and longer-term objectives for the Company. The Directors regularly evaluate progress made in pursuing that strategy.

Risk Management

The Board of Directors is responsible for overseeing risk. Under the Board of Directors Charter, the Board is responsible for overseeing the implementation by management of appropriate systems to identify, report, and manage the principal risks of Emera’s business. The Charter details the responsibility of the Board to consider Emera’s risk profile and oversee Emera’s risk management by reviewing:

(a)	the annual identification and assessment of the principal risks of Emera;

(b)	the process for ongoing monitoring and reporting of the principal risks of Emera;

(c)	the effectiveness of Emera’s mitigation response to its principal risks; and

(d)	the alignment of risk management with Emera’s risk profile, its strategy, and its organizational objectives, including capital and resources allocation.

The Board is also responsible for reviewing Emera’s annual insurance program, its uninsured exposure, and its business continuity and disaster recovery plans. Risk management oversight is a paramount responsibility of the Board, and every Director receives regular updates on the status of risk management activities and initiatives. The Emera Nominating and Corporate Governance Committee assists the Board by overseeing Emera’s risk management governance. The Committee reviews the allocation of roles, responsibility and accountability for Emera’s risk management.

Directors Meet without Management

There were 32 Board and Committee meetings during 2011. At each Board and Committee meeting, as a matter of course, an opportunity is provided for an in-camera session at which management is not present and, if necessary, the President and Chief Executive Officer is also excluded. In 2011, the Board met without management at a portion of each regularly scheduled Board meeting, being five separate occasions. On two of those occasions, the Board also met without the President and Chief Executive Officer being present.

The Board also holds an evening session before the day of a Board meeting. As a governance practice, and at least once a year, the independent Directors conduct such an evening session to the exclusion of all management, including the President and Chief Executive Officer. See “Board Dinners” for more information.

Independent Chair

Mr. John T. McLennan, the Chair of the Board, is an independent Director. The Articles of Association of the Company require that the Chair of the Board and the Chief Executive Officer be separate individuals.

Chair of the Board of Directors Mandate

Under the Chair of the Emera Board of Directors Mandate, the Chair must lead the Board to fulfil its duties effectively, efficiently and independent of management. The Chair ensures that Board and Shareholder meetings function effectively, provides leadership of the Board and its Committees and provides advice and counsel to Directors and the Chief Executive Officer. The Chair participates in the recruitment of Directors and the assessment of their performance.

EMERA INC.    49

Director’s Membership on Other Public Company Boards

Public company board membership for each Director during the last five years is set forth in their biographies earlier in this Circular in the section entitled “Director Nominees”. Membership on other public company boards is viewed favourably by Emera in that it provides a Director with additional perspective and insight that is beneficial in performing their duties for the Company. The effectiveness of the Board and each Director is annually evaluated through the Board and Director Performance Assessment process described in more detail below (see “Board and Director Performance Assessments”).

Common Memberships on Boards of Public Companies

Common memberships on boards of public companies among our Directors are set out below. These common board memberships do not impair the ability of these Directors to exercise independent judgment as members of Emera’s Board of Directors.

Company	Director
Pembina Pipeline Corporation	A.L. Edgeworth T.W. Buchanan
Manulife Financial Corporation	G.C.A. Cook-Bennett A.S. Rosen

Mr. Buchanan and Dr. Cook-Bennett will retire from the Board of Directors at the Company’s June 7, 2012, Annual Meeting, and thus these common board memberships will no longer exist following the Annual Meeting.

Board Size

The Articles of Association provide that the number of Directors on the Company’s Board must not be less than eight and not more than 15. Ten Director nominees are being proposed for election at the 2012 Annual General Meeting. Current Emera Directors, G.C.A. Cook-Bennett and T.W. Buchanan, will not be seeking re-election at the Company’s June 7, 2012, Annual Meeting. Dr. Cook-Bennett has been a Director of the Company since November 2004. Since November 2004, she has been a member of the Nominating and Corporate Governance Committee and has been Committee Chair since May 2006. She was a member of the Audit Committee from May 2005 to May 2007. Mr. Buchanan has been a Director of the Company since May 2009 and has been a member of the Audit Committee and the Nominating and Corporate Governance Committee since May 2009. He has been a member of the Technology and Development Committee since its inception in September 2010. Emera acknowledges the extremely valuable contributions Dr. Cook-Bennett and Mr. Buchanan have made while serving as members of the Board.

Majority Voting for Election of Directors

The confidence of Shareholders in the actions of the Board and management are important, and in order to provide a mechanism for Shareholders to express that confidence in each Director, the Board adopted a Majority Voting Policy for Directors in February 2008. The Policy states:

Should a Director nominee, in an uncontested election at a meeting of Shareholders of Emera whereby Directors are to be elected, receive a majority of “withheld” votes for his or her election as a Director, the individual shall submit his or her resignation to the Board for consideration promptly following such Shareholders’ meeting. The votes determining such action shall be those votes validly voted by proxy and those votes validly voted in person at such Shareholders’ meeting.

In accordance with the Majority Voting Policy, should a Director receive a majority of “withheld” votes for his or her election as a Director, such Director shall submit his or her resignation to the Board for consideration promptly following such Shareholders’ meeting. The Directors who received a majority “for” vote at the Shareholders’ meeting must consider whether or not to accept the resignation submitted by a Director that received a majority of “withheld” votes for his or her election as a Director. If there are less than three such Directors, the entire Board shall consider whether or not to accept the resignation. A news release disclosing the Board’s determination shall be issued within 90 days following the date of the Shareholders’ meeting. If the resignation is rejected by the Board, the news release shall include the reasons for rejecting the resignation.

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Position Descriptions

Chair of the Board

The Chair of the Board has a mandate that is reviewed by the Nominating and Corporate Governance Committee on an annual basis. For the full text of the Chair of the Board of Directors Mandate, visit www.emera.com/corpgov.

Committee Chairs

The Board has adopted position descriptions for each Committee Chair. The Chair of a Committee must provide leadership to the Committee. The position description details a number of duties and responsibilities of the Committee Chairs which support the effective operation of the Committee. For the full text of the position description for Committee Chairs, visit www.emera.com/corpgov.

Position Description for CEO

The roles and responsibilities of the President and Chief Executive Officer are contained in his employment contract and in the Articles of Association which provide that he is Chief Executive for the Company. The President and Chief Executive Officer’s employment contract is negotiated by the Management Resources and Compensation Committee and is approved by the Board of Directors.

Orientation of Directors and Continuing Education

The Board and management believe that for new Directors to be effective in their roles they must be knowledgeable about the Company, its strategy, strengths and challenges. Effectiveness is enhanced as the new Directors form a collegial working relationship with other members of the Board in order to best bring their skills and knowledge to the operation of the Board. New Directors to the Emera Board of Directors receive an orientation to the Company that familiarizes them with the businesses, investments and key personnel of the Company and allows them to effectively integrate with other Board members.

Orientation Process

The orientation session is designed to provide a forum for new Directors to meet senior management and become familiar with their areas of responsibility. It also covers such topics as; the Company’s structure, operations and assets; its strategy; the human resources of the Company; and the operation of the Board and related governance processes at the Company. It also includes a tour of certain sites and facilities of the Company’s business. An orientation session is attended by the President and Chief Executive Officer, the Chief Financial Officer and such other executive officers or leaders of key subsidiaries as the President deems appropriate. The Chair also attends the orientation meetings with the new Directors. Existing Directors are encouraged to attend. Key documents of the business are provided. These include the following:

(a)	the most recent annual and interim Management’s Discussion & Analysis and Financial Statements; most recent Management Information Circular and Annual Information Form:

(b)	the Board and Committee Charters;

(c)	the most recent Strategic Plan and Business Plan;

(d)	a guide to the Company’s management structure;

(e)	insider trading guidelines;

(f)	the Emera Group of Companies Standards for Business Conduct; and

(g)	recent minutes of the meetings of the Board and Committees.

Continuing Education for Directors

The oversight function of Directors is enhanced when they are well informed about the Company’s businesses and its industry. Management continually seeks opportunities to update, educate and inform the Directors in areas they request or that management determines are relevant to issues facing the Company.

Management Reports

The Board and Committees receive briefing reports and material from management in advance of all meetings. Regular communications are provided to the Directors between meetings to provide updates on developments that might affect Emera’s business and that of its subsidiaries. The Board is also provided with opportunities to make site visits to operational facilities to assist Directors more fully understand the business.

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Directors Updates and Briefings

Communications between the Board and management occur apart from regularly scheduled Board and Committee meetings in the form of oral and written briefings or specially-called meetings which update Directors on business, operational or technical matters relevant to the Emera group of companies. From time to time the Board receives specialized presentations from external parties and management on various matters of significance to the Company. Directors participated in education sessions and received education materials about specific topics in 2011 as follows:

Continuing Education for Directors

Education Presentations	Date	Participants
Marcellus Shale Gas Education	March 2011	T&D Committee

Presentation to the Board of Directors by representatives of Areva, a French Nuclear Power Generation Company	June 2011	Board

Presentation on the Major Trends in North American Energy Markets	June 2011	Board

Natural Gas and Power Education, including:	June 2011	T&D Committee

Regulatory Overview
Supply – Demand Basics
Price Spike Analysis
Generation Ownership
Midstream Market Size and Players
Producer Prospect List
Utility Profiles

Presentation by external consultant on executive compensation and Shareholder initiatives such as “say on pay”, providing background, impact, recommendations and conclusions	September 2011	MRCC

Business Environmental Update Presentation by management on issues facing the businesses over next 5 years	September 2011	Board

High Voltage Direct Current Technology Presentation	September 2011	Emera Newfoundland & Labrador Board of Directors (M.J. Sheppard and R.S. Briggs)

Presentation on Shale Gas in Maritimes Canada (originally presented to EBPC Board – to be summarized for Emera Directors)	December 2011	Board

Audit Committee Presentations	Date	Participants
Presentation to the Audit Committee explaining Nova Scotia Power’s earnings to provide a better understanding of where NSPI derives its earnings, and a summary of deferred assets and liabilities	February 2011	Audit Committee

Final in a series of Directors’ Education Sessions on United States Generally Accepted Accounting Principles (USGAAP) and the Company’s transition to USGAAP, including registration with the U.S. Securities and Exchange Commission	April 2011	Audit Committee

Light & Power Holding acquisition accounting presentation	May 2011	Audit Committee

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Guideline for Directors’ Attendance at Education Sessions

The Board of Directors adopted a guideline in 2008 for Directors’ attendance at education sessions conducted by external organizations. The purpose of the guideline is to encourage Directors to participate in education sessions from time to time that are directly related to the business of the Company and the performance of their duties as a Director of the Company. The guideline provides that Directors are entitled to reimbursement for related out-of-pocket expenses incurred in attending an education session, including conference registration fees, and to compensation for attendance at approved education sessions at the rate per day equivalent to the current compensation for Directors’ attendance at a Board or Committee meeting. Independent Directors who wish to attend an education session are required to request the approval of the Chair of the Board of Directors to attend a particular education session and receive compensation in accordance with the guideline.

Board Dinners

In September 2006, the Board approved the practice of having one pre-Board meeting dinner at which only the independent Directors would attend and another dinner at which the Chief Executive Officer and independent Directors would attend. In the past, dinners have been held with high-potential employees to discuss strategy with management, to receive educational presentations for Directors, either with a third party or an internal presenter, and have included dinner sessions to discuss succession. Management organizes the Board of Directors’ annual dinner with high-potential employees to support and promote the Company’s executive succession planning. It is a valuable part of the Board’s continuing education about the Company’s succession planning and leadership development. Directors provide feedback to management about the high-potential employees they meet at such dinners, and the feedback is incorporated into the ongoing succession planning.

Ethical Business Conduct

The Board recognizes the importance of establishing and promoting integrity and ethical business practices throughout the Company. The Board encourages and promotes a culture of ethical business conduct.

Standards for Business Conduct

The Board has adopted a written code entitled The Emera Group of Companies Standards for Business Conduct (Standards for Business Conduct) for all Directors, Officers and employees. Directors, Officers and employees are required to annually sign an acknowledgement that they have reviewed and understand the Standards of Business Conduct. The document is available on Emera’s website at www.emera.com or a copy may be obtained by contacting the Chief Human Resources Officer, Emera Inc., P.O. Box 910, Halifax, Nova Scotia B3J 2W5.

The Company has also adopted a protocol entitled Procedures for the Reporting of Irregularities and Dishonesty (otherwise commonly referred to as a whistle blower’s policy). Reports under the Standards for Business Conduct and Procedures for the Reporting of Irregularities and Dishonesty are addressed by the Company, and on a quarterly basis the Internal Audit department informs the Audit Committee of all reports and their status. The Company has established a confidential business conduct helpline hosted by an external service provider called “The Ethics Hotline”, which is available to employees to report allegations of conduct not in compliance with the Standards for Business Conduct.

The Board monitors compliance with the Standards of Business Conduct and the Procedures for the Reporting of Irregularities and Dishonesty. There have been no instances of any waiver of compliance with the Standards or the Procedures for any Director or Officer.

Corporate Disclosure Policy

The Board has approved a formal Corporate Disclosure Policy. The purpose of the Disclosure Policy is to ensure that communications to investors and potential investors are timely, factual and accurate, and that the information is disseminated in accordance with all applicable legal and regulatory requirements to the investing public, analysts and the media.

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Conflicts of Interest

Under the Company’s Articles of Association, Directors are required to declare any interest which they may have in a matter before the Board. In any matter requiring approval of the Board, a Director is prohibited by the Articles from voting in respect of the matter in which the Director is interested. The Directors have also instituted a policy which requires them to submit their resignation as a Director if there is a significant change in their principal occupation. The resignation is then reviewed by the Board to determine if the circumstances warrant acceptance of the resignation. This practice ensures that the change of principal occupation does not result in a conflict-of-interest situation for the Director. It also ensures that the Board has the opportunity to consider whether such Director is able to continue to make their contributions to the Board and maintain the skills important to the Board and the Company.

Nomination of Directors

Under Emera’s Articles of Association, the Nominating and Corporate Governance Committee is responsible for providing the Company with a list of nominees for election as Directors at the Company’s annual meeting of Shareholders. The Committee creates and reviews the criteria for selecting Directors by assessing the personal qualities, business experience and qualifications of current Directors. The Committee also assesses the Company’s ongoing needs and circumstances, geographical representation and the overall experience of the Board. In recruiting new Directors, the Committee considers the background, skills and experience desired for Directors in view of the Company’s strategy and activities. It develops a plan for the recruitment of nominees who can provide those characteristics. Director nominees must, in the opinion of the Committee, be able to contribute to the broad range of issues with which the Directors must deal. They must be able to devote the time necessary to prepare for and attend meetings of the Board and Committees of the Board to which they may be appointed.

The Nominating and Corporate Governance Committee regularly evaluates the expected turnover of Directors in advance of their retirement from the Board and develops an effective succession plan that includes creating overlap, where possible, between new Directors and retiring ones.

The Nominating and Corporate Governance Committee uses the services of a search consulting firm in order to assist it in identifying suitable Director candidates. When the Company engages a search consulting firm, it requests the development of a list of potential candidates based on the criteria developed by the Committee for the selection of a new Director. The consulting firm rigorously screens candidates and discusses potential candidates with Committee members. The Committee then creates a list of primary candidates, and based on this list, the search firm determines the interest and availability of the potential candidates. This process is designed carefully to provide the best opportunity for strong Board candidates. Potential Director candidates are interviewed by the Chair of the Board, the Committee Chair, and the President and Chief Executive Officer, and in most cases by additional Directors.

Under the Company’s Articles of Association, the list of Emera’s Director nominees must include the President and Chief Executive Officer. It may include one other senior executive of the Company, as determined by the Committee, but the President and Chief Executive Officer is the only executive of the Company nominated for election at the annual Shareholders’ meeting on June 7, 2012.

Director nominees must not have reached 70 years of age, except in certain exceptional circumstances. The Committee may determine and recommend that an individual be permitted to serve as a Director beyond age 70 because of the individual’s contribution and skills. Such determination will be made annually.

In 2011, one of the Directors nominated for election (Dr. Cook-Bennett) was age 70 at the time of the 2011 Shareholders’ meeting, and the Committee then determined and recommended to the Board of Directors that because of her unique and valuable contribution, she should continue to serve as a Director. Dr. Cook-Bennett is retiring at the June 7, 2012, Shareholders’ meeting, and no Director nominee for the 2012 Shareholders’ meeting is aged 70 or older.

Under a Corporate Governance Practice adopted in 1994, the Committee must also provide that no fewer than 25 per cent of the members of the Board of Directors are female. The list of Director nominees for the annual Shareholders’ meeting on June 7, 2012, includes three female Directors out of 10 Director nominees, or 30 per cent. In 2011, Emera was ranked 17th for Board diversity by the Canadian Board Diversity Council (CBDC). The CBDC’s Board Diversity ranking was based on a survey of the boards of 206 of Canada’s top 500 largest organizations.

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Compensation

Executive Compensation

On the recommendation of the Management Resources and Compensation Committee, the Board of Directors determines the compensation for the Company’s senior executives, including the Officers of the Company. See the section of this Circular entitled “Compensation Discussion & Analysis” above with respect to compensation of the Company’s Named Executive Officers.

Director Compensation

The Board of Directors determines the compensation for the Company’s Directors on the recommendation of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee annually reviews the compensation of the Directors to ensure it is appropriate. In doing so, the Committee carries out a review of the compensation practices of Canadian publicly-traded companies similar to Emera’s operations and size and ensures the Directors are appropriately compensated for the responsibilities and risks involved in being a Director. The review is based upon publicly available information concerning Directors’ compensation, public surveys and comparison of compensation of Directors of publicly-traded companies in Canada. As a result of such a review, in September 2011, the annual retainer for Emera Directors was increased by $15,000, per annum, payable in deferred share units (DSUs) (for more information about the DSU Plan for Directors see “Directors Deferred Share Unit Plan” earlier in this Circular). This increase was effective January 1, 2012, and brings the annual retainer to $75,000 per annum payable as follows:

•	$35,000 cash; and

•	$40,000 in DSUs.

The Company is committed to attracting highly skilled and experienced Directors to serve on its Board and, therefore, strives to maintain appropriate and competitive compensation for Directors. This increase maintains the competitiveness of Emera’s compensation of its Directors in relation to its peers. The fact that the increase is payable in DSUs reinforces the Company’s commitment to alignment of Directors’ interests with its Shareholders.

Director Share Ownership Guidelines

The share ownership guidelines for Directors of the Company effective January 1, 2012, make it mandatory that all Directors must each own three times the total cash and equity-based annual Board retainer for Directors, being an amount equal to $225,000 based on current Director compensation. Under these guidelines, each Director must own Emera shares or DSUs, or a combination of the two, worth $225,000 within the following timeframes:

•	If elected after September 2011, within five years of their appointment date; and

•	If already a Director when the annual retainer was increased on September 2011, within five years, namely, by September 2016.

Details of each Director’s share and DSU ownership, and status under the share ownership guidelines, is shown in each nominee Director’s biography earlier in this Circular.

Directors Are Increasing Their Share/DSU Ownership Over Time

The Directors increase their share-based ownership by at least $40,000 per annum. The Board of Directors believes that the share ownership guidelines for Directors and the payment of a mandatory $40,000 portion of Director compensation in DSUs contributes to the alignment of the interests of Directors with those of Shareholders. DSUs are only payable on a Director’s retirement from the Board.

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Board and Director Performance Assessments

The Board recognizes the value of regularly assessing its effectiveness in order to find ways to improve its performance. In February 2009, the Board of Directors adopted a guideline for the performance of assessments of the effectiveness of the Board of Directors, its Committees and of the Chair of the Board.

Assessment Process

Under the guideline, each year, the Nominating and Corporate Governance Committee determines the process by which Director performance assessments will be conducted. The process may include the use of questionnaires, one-on-one interviews with Directors by the Board Chair, or such other process as the Committee determines appropriate. A report on the assessment is provided to the Board of Directors. Issues arising from the assessment are identified, an action plan developed and progress monitored by the Nominating and Corporate Governance Committee.

2011 Board Director/Board Chair Performance Assessment

In December 2011, the Chair of the Board interviewed each external Emera Director as part of the 2011 Board and Director Performance Assessment. A series of questions was sent to each Director in advance for their consideration on a number of themes, including:

•	Assessment of the Board: the Directors were asked to assess the effectiveness of the operation of the Board of Directors and suggest improvements;

•	Assessment of the Board Committees: the Directors were asked to assess the effectiveness of the operation of the Committees; and

•

Self-Assessment and Peer Assessment: the Directors were asked to assess their own performance as Directors, including what might make them more effective as Directors, and comment on the performance of their peer Directors on the Board.

The assessment of the Chair of the Board was conducted in a meeting of all Directors that was led by the Chair of the Nominating and Corporate Governance Committee which excluded the Board Chair. Directors were also provided with the opportunity to discuss the assessment of the Chair of the Board in a one-on-one format with the Chair of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee received the findings and the results of the 2011 Board and Director Performance Assessment. The Chair worked to develop an action plan based on those findings where necessary. That action plan was shared with the Board, and progress on the action plan will be reported to the Committee and the Board from time to time.

Committees of the Board of Directors

The Board is committed to effective and efficient operation in carrying out its oversight responsibilities. As such, it strongly supports the work of its three standing Committees, to which certain functions are delegated as set forth in written charters. They are:

•	the Audit Committee;

•	the Management Resources and Compensation Committee; and

•	the Nominating and Corporate Governance Committee.

In September 2010, the Board established the Technology and Development Committee as an ad hoc Committee of the Board, chaired by the Company’s President and Chief Executive Officer. Its primary purpose was to assist the Board in evaluating opportunities for the Company in the area of strategic development, particularly related to identification and evaluation of new lines of business and new technologies, and making recommendations to the Board as appropriate. The mandate of the Technology and Development Committee provided that the Board would from time to time consider the duration of the existence of the Committee. In February 2012, following a review of the mandate of the Committee by the Board of Directors, the Technology and Development Committee was dissolved, and any ongoing work of the Committee will be carried on by the Board of Directors.

In consultation with the Chair of the Board, the Board and its Committees may retain outside advisors at the Company’s expense as they deem necessary.

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Audit Committee

The members of the Audit Committee are: A.S. Rosen (Chair), A.L. Edgeworth, R.S. Briggs, M.J. Sheppard, R.P. Sergel, and T.W. Buchanan. The Audit Committee of the Board of Directors assists the Board in discharging its oversight responsibilities concerning the integrity of Emera’s financial statements, its internal control systems, the internal audit and assurance process, the external audit process and its compliance with legal and regulatory requirements.

The Committee comprises independent Directors only, who are financially literate, none of whom may be employees of Emera, or employees of any affiliate of Emera. The Committee is responsible for reviewing and recommending to the Board for approval the annual and interim financial statements and all related management’s discussion and analysis.

The Committee evaluates and recommends to the Board the external auditor and the compensation of such external auditor. Once appointed, the external auditor reports directly to the Committee, and the Committee oversees the work of the external auditor concerning the preparation or issuance of the auditor’s report or the performance of other audit, review or attest services for Emera. The Committee reviews management controls and processes concerning the administration of investment activities, financial reporting, and funding of the pension plans.

The Company’s internal auditor also reports directly to the Audit Committee, and the Committee oversees the appointment, replacement or termination of the internal auditor.

For the full text of the Audit Committee Charter, visit www.emera.com/corpgov.

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are: D.A. Pether (Chair), G.C.A. Cook-Bennett, T.W. Buchanan, and R.P. Sergel. In anticipation of the retirement of Dr. Cook-Bennett and Mr. Buchanan from Emera’s Board of Directors, the Committee has recommended to the Board for approval at its June 7, 2012, meeting that Ms. S.D. Chrominska and Mr. R.S. Briggs be appointed members of the Committee.

The Nominating and Corporate Governance Committee assists the Board with a variety of matters relating to corporate governance. These include the responsibility for providing the Company with a list of nominees for election as Directors to be included in the Company’s Management Information Circular prior to each annual meeting of Shareholders of the Company (for more information about the nomination of Directors see the section of this Statement, above, entitled “Nomination of Directors”). The Committee consists of independent Directors only, selected by the Board. The Articles of Association of the Company provide that the Chair of the Board may not be a member of the Committee.

The Committee is responsible for assessing on an annual basis the effectiveness of the Board, individual Directors, and its various Committees. The assessment of the Chair of the Board is conducted by the Committee.

The Nominating and Corporate Governance Committee is responsible for developing and communicating the Company’s approach to corporate governance issues, and reviews and approves Emera’s disclosure of corporate governance practices. The Committee keeps abreast of best governance practices in the industry and continually evaluates the governance practices of Emera. It reviews any disclosure of the Company’s corporate governance practices in accordance with applicable rules and regulations.

The Nominating and Corporate Governance Committee oversees the orientation of new Directors. This list of orientation activities is reviewed each time that a new Director joins the Board and is updated as required.

The Committee is responsible for assisting the Board of Directors to determine the proper and effective allocation of risk oversight responsibilities. In 2011, the Committee undertook an extensive review of risk governance within the Company, acting as a catalyst for the broad assessment of the Company’s key strategic and operational risks. Through this process, the Committee oversaw the development of a regular risk report and risk ‘dashboard’ in which management outlines mitigation strategies for the Company’s risks, determines trends associated with the relevant risk, and identifies responsibility for management and oversight of each particular risk.

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Other duties and responsibilities of the Committee include: (a) assisting the Board and its Committees in determining Committee composition, as well as reviewing and updating the mandate of each Committee, for submission to the Board; (b) making recommendations to the Board on all components of non-employee Director compensation, including the Board Chair and Committee Chairs; (c) ensuring procedures are in place to assist the Board in obtaining information necessary to carry out its duties and ensuring the Board has access to executive management; and (d) reviewing and updating the Company’s Standards for Business Conduct.

For the full text of the Nominating and Corporate Governance Committee Charter, visit www.emera.com/corpgov.

Management Resources and Compensation Committee (MRCC)

The members of the Management Resources and Compensation Committee are: A.L. Edgeworth (Chair), S.D. Chrominska, M.J. Sheppard, and D.A. Pether. The Management Resources and Compensation Committee comprises independent Directors only. The Company’s Articles of Association require that the Chair of the Board not be a member of the Committee. The Committee reviews overall compensation, including salary and benefits policies and recommends such policies to the Board of Directors.

The Committee reviews corporate goals and objectives relevant to the corporate strategy and recommends such goals and objectives to the Board of Directors. The Committee ensures that an assessment of the President’s performance in relation to these goals and objectives is completed. It makes recommendations to the Board of Directors relating to the President and Chief Executive Officer’s compensation level and participation in incentive-compensation plans, and equity-based plans based on the Committee’s evaluation. It makes recommendations about senior management compensation and incentive-compensation plans, and equity-based plans. It approves grants of stock options, performance share units (PSUs) and deferred share units (DSUs) in accordance with the provisions of the respective plans. It reviews executive compensation disclosure prior to the Company releasing such information to the public.

The Committee recommends executive officer appointments to the Board of Directors for approval. It ensures there is an adequate succession planning process for senior management and other potential senior management candidates of the Company and its affiliates and actively participates in that process with a review conducted on an annual basis. It reviews share ownership guidelines for executive officers. It ensures there are appropriate labour relation strategies in place and regularly reviews management’s direction and decisions made in support of labour and employee relations.

The MRCC is responsible for evaluating the compensation programs to determine that they do not reward executive officers for taking inappropriate risks that may harm the interests of the Company and its Shareholders. Under its Charter, the Committee must conduct a compensation risk review annually to ensure that the compensation policies are designed to take account of, and mitigate (a) the incentive opportunities that inadvertently encourage excessive and unnecessary risk taking, (b) pay structures that inadvertently encourage behaviour that destroys long-term value, (c) pay and performance not appropriately aligned, and (d) payouts which are not aligned with Emera’s business strategy.

For the full text of the Management Resources and Compensation Committee Charter, visit www.emera.com/corpgov.

Communications with Directors

Shareholders may communicate with the Chair of the Board or other independent Directors as a group by mailing (by regular mail or other means of delivery) to the corporate head office at 1223 Lower Water Street, Halifax, N.S., B3J 3S8, in a sealed envelope marked “Private and Confidential – Attention Chair of the Board of Directors of Emera Incorporated”.

Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com. The Company’s financial information is contained in its comparative financial statements and management’s discussion and analysis for the financial year ended December 31, 2011.

For copies of the Company’s financial statements and management’s discussion and analysis, you may also contact the Office of the Corporate Secretary at 1223 Lower Water Street, Halifax, Nova Scotia, B3J 3S8. Telephone: (902) 428-6096; Facsimile: (902) 428-6171.

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Appendix A

EMERA INCORPORATED BOARD OF DIRECTORS CHARTER

The fundamental responsibility of the Board of Directors (the “Board”) is to provide stewardship and governance to Emera Incorporated (“Emera”) to ensure the viability of the Company by overseeing management of the business.

In addition to the powers set out in Emera’s Articles of Association, the Board shall have the following duties and responsibilities.

Independence and Integrity

The Board shall be comprised of a majority of “Independent Directors” as defined from time to time under applicable legislation and the rules of any stock exchange on which Emera’s securities are listed for trading.

The Chair shall be an “Independent Director” as defined above.

The Board shall review and approve standards for ethical business conduct for employees, Officers and Directors of Emera and its subsidiaries and affiliates and a procedure for monitoring compliance with such code throughout the Company.

The Board shall satisfy itself as to the integrity of the Chief Executive Officer and executive officers and the creation of an integrity-based culture throughout the Company.

The Board shall, through its oversight of management, continue to foster an organization which operates in an environmentally responsible manner.

Strategic Planning

The Board shall provide oversight and guidance on the strategic issues facing Emera.

The Board shall oversee a strategic planning process resulting in a strategic plan which shall be approved on an annual basis and will take into account, among other things, the opportunities and risks of the business.

The Board shall regularly consider Emera’s strategy, evaluate progress made in pursuing that strategy, and consider any adjustments to the strategy that may be required from time to time.

The Board shall review and approve the Company’s financial objectives, plans and actions, including significant capital allocations and expenditures.

The Board shall review and approve all material acquisitions, dispositions, projects, business plans, and budgets.

Risk Responsibility

The Board shall oversee the implementation by management of appropriate systems to identify, report, and manage the principal risks of Emera’s business. The Board will consider Emera’s risk profile and oversee Emera’s risk management by reviewing:

(a)	the annual identification and assessment of the principal risks of Emera;

(b)	the process for ongoing monitoring and reporting of the principal risks of Emera;

(c)	the effectiveness of Emera’s mitigation response to its principal risks; and

(d)	the alignment of risk management with Emera’s risk profile, its strategy, and its organizational objectives, including capital and resources allocation.

The Board shall also review Emera’s annual insurance program and uninsured exposure and Emera’s business continuity and disaster recovery plans.

The Board shall receive regular updates on the status of risk management activities and initiatives.

The Board shall approve and monitor processes that provide reasonable assurance of compliance with applicable legal and regulatory requirements.

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Leadership and Succession

The Board shall oversee policies and practices to enable the Company to attract, develop and retain the human resources required by the Company to meet its business objectives.

The Board shall appoint executive officers and delegate the necessary authority for the conduct of the business.

The Board shall establish annual performance expectations and corporate goals and objectives for the Chief Executive Officer and monitor progress against those expectations.

The Board shall evaluate the performance and, following a review of recommendations from the Management Resources and Compensation Committee, approve compensation for executive officers.

The Board shall oversee the succession planning program for the Chief Executive Officer and other key executive positions from time to time.

Financial

The Board shall oversee the financial reporting and disclosure obligations imposed on the Company by laws, regulations, rules, policies and other applicable requirements.

The Board shall review the financial performance of the Company and declare dividends as appropriate.

The Board shall approve for release to the public as necessary the Company’s financial statements, management’s discussion and analysis (MD&A) and earnings releases prepared by management and oversee the Company’s compliance with applicable audit, accounting and reporting requirements.

The Board shall review the quality and integrity of Emera’s internal controls and management information systems.

Corporate Communications and Public Disclosure

The Board shall review and approve a formal corporate disclosure policy and oversee policies and processes for accurate, timely and appropriate public disclosure.

The Board shall oversee systems for receiving feedback from stakeholders and monitor such feedback received by the Company.

Governance Responsibility

The Board is responsible for overseeing the Company’s corporate governance policies and practices and shall maintain a set of corporate governance practices that are specifically appropriate to the Company.

Pursuant to the Articles, the Directors shall appoint one of the Directors as Chair of the Board and such Director shall not be an employee of Emera or any of its affiliates or subsidiaries.

The Board shall establish appropriate structures and procedures to allow the Board to function independently of management and in the interests of the Company and its Shareholders.

The Board, in carrying out its mandate, shall appoint Committees of the Board and delegate certain functions to those Committees, each of which shall have its own written charter. Notwithstanding such delegation, the Board retains its oversight function and ultimate responsibility for these delegated functions.

The Board shall oversee a process for the selection of qualified individuals for board nomination, and shall approve selection criteria for identifying Director candidates taking into account the competencies and skills the Board as a whole should possess.

The Board shall undertake regular evaluation of the Board, the Chair of the Board, the Board Committees and individual Directors.

The Board shall undertake regular evaluation of Directors’ compensation.

The Board shall review this Charter annually to ensure it appropriately reflects the Board’s stewardship responsibilities.

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EMERA INCORPORATED

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